UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 1, 2017 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 9, 2017, relating to its U.S. $92,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On January 26, 2018, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 18.5080 = U.S. $1.00.

Selected Financial Data

The selected financial data as of December 31, 2016 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2017 and for the nine-month periods ended September 30, 2016 and 2017 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2016, we recognized a net loss of Ps. 191.1 billion and had negative equity of Ps. 1,233.0 billion, a negative working capital of Ps. 70.8 billion and net cash flows used in operating activities of Ps. 41.5 billion. These results have led our independent auditors to state in their most recent audit report, included in our audited financial statements as of December 31, 2016, that there is substantial doubt about our ability to continue as a going concern. Notwithstanding the foregoing, for the nine-month period ended September 30, 2017, we recognized net income of Ps. 18.9 billion, which slightly reduced negative equity to Ps. 1,223.5 billion as of September 30, 2017, positive working capital of Ps. 5.2 billion and net cash flows used in operating activities of Ps. 388 million as of September 30, 2017. We have disclosed the circumstances that have caused these trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2 to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2016 and the date hereof, we have concluded that we continue to operate as a going concern.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of September 30, 2017 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2017. In addition, we include selected financial data from our statement of financial position as of December 31, 2016, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2016 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	September 30,(2)
	2016	2016	2017
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	755,696	1,002,400
Operating income	n.a.	193,459	173,852
Financing income	n.a.	6,637	11,753
Financing cost	n.a.	68,810	76,970
Derivative financial instruments (loss) income—Net	n.a.	(2,843)	24,982
Exchange (loss) income—Net	n.a.	(178,142)	174,236
Net (loss) income for the period	n.a.	(263,802)	18,908
Statement of Financial Position Data (end of period)
Cash and cash equivalents	163,532	n.a.	146,122
Total assets	2,329,886	n.a.	2,235,765
Long-term debt	1,807,004	n.a.	1,736,190
Total long-term liabilities	3,136,704	n.a.	3,093,097
Total (deficit) equity	(1,233,008)	n.a.	(1,223,504)
Statement of Cash Flows
Depreciation and amortization	n.a.	93,223	109,943
Acquisition of wells, pipelines, properties, plant and equipment(3)	n.a.	90,874	43,781
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	1.24

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2016 and for the nine-months ended September 30, 2016 were insufficient to cover fixed charges, which exceeded earnings by Ps. 236,800 million and Ps. 256,595 million respectively.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of September 30, 2017.

	As of September 30, 2017(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,475,041	U.S.$	81,056
Long-term domestic debt		261,150		14,351

Total long-term debt(3)		1,736,191		95,406

Certificates of Contribution “A”(4)		356,544		19,593
Mexican Government contributions to Petróleos Mexicanos		43,731		2,403
Legal reserve		1,002		55
Accumulated other comprehensive result		(172,748)		(9,493)
(Deficit) from prior years		(1,471,863)		(80,881)
Net income for the period(5)		18,899		1,039

Total controlling interest		(1,224,435)		(62,686)
Total non-controlling interest		929		51

Total (deficit) equity		(1,223,506)		(62,634)

Total capitalization	Ps.	512,685	U.S. $	29,526

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.1979 = U.S. $1.00 as of September 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since December 31, 2016, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 192,225 million (U.S. $10,563 million) as of September 30, 2017.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(5)	Excluding amounts attributable to non-controlling interests of Ps. 9 million.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended September 30,(1)
	2016	2017(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 472,608	Ps. 642,135	U.S. $	35,286
Export	272,766	348,691		19,161
Services income	10,322	11,574		636

Total sales	755,696	1,002,400		55,083
(Reversal) impairment of wells, pipelines, plant and equipment	(99,035)	36,481		2,005
Cost of sales	584,546	699,570		38,442

Gross income	270,185	266,349		14,636
General expenses	102,235	105,806		5,814
Other revenues—Net	25,509	13,310		731

Operating income	193,459	173,853		9,553
Financing income	6,637	11,753		646
Financing cost	(68,810)	(76,970)		(4,230)
Derivative financial instruments income—Net	2,843	24,982		1,373
Exchange (loss) income—Net	(178,142)	174,236		9,575
Profit sharing in joint ventures, associates and other	733	112		6

(Loss) income before taxes, duties and other	(43,280)	307,966		16,923
Total taxes, duties and other	220,522	289,058		15,884

Net (loss) income for the period	(263,802)	18,908		1,039
Other comprehensive results for the period	12,937	(9,404)		(517)

Comprehensive result for the period	Ps. (250,865)	9,504	U.S. $	522

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.1979 = U.S. 1.00 at September 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first nine months of 2017 as compared to the first nine months of 2016

Total Sales

Total sales increased by 32.6% or Ps. 246.7 billion in the first nine months of 2017, from Ps. 755.7 billion in the first nine months of 2016 to Ps. 1,002.4 billion in the first nine months of 2017, mainly due to a 35.9% increase in domestic sales and a 27.8% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 35.9% in the first nine months of 2017, from Ps. 472.6 billion in the first nine months of 2016 to Ps. 642.1 billion in the first nine months of 2017, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil, natural gas and jet fuel. Domestic sales of petroleum products increased by 45.6% in the first nine months of 2017, from Ps. 371.1 billion in the first nine months of 2016 to Ps. 540.5 billion in the first nine months of 2017, mainly due to a 38.9% increase in the average price of gasoline, a 67.1% increase in the average price of diesel, a 91.1% increase in the average price of fuel oil and a 29.9% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico. See “Item 4—Information on the Company—Industrial Transformation—Refining—Pricing Decrees” in the Form 20-F for more information on this liberalization of fuel prices. There was also a 24.5% increase in the volume of fuel oil sales as a result of the low natural gas availability in northern Mexico, which increased the use of liquid fuels by Comisión Federal de Electricidad (CFE) as feedstock in its power plants. This increase was partially offset by a 3.8% decrease in gasoline sales volume as a result of decreased demand, which in turn was primarily the result of an increase in average prices, a 22.3% decrease in propylene sales due to decreased demand for this product by Indelpro, S.A. and a 36.3% decrease in sales of other products, primarily due to decreased demand for petroleum coke by the cement industry.

Domestic sales of natural gas increased by 39.4% in the first nine months of 2017, from Ps. 39.4 billion in the first nine months of 2016 to Ps. 54.9 billion in the first nine months of 2017, mainly due to a 67.0% increase in its average price. This increase was partially offset by a decrease in sales volume of 16.5% due to lower production, as discussed below, and the loss of market share for the reason described below. Domestic sales of liquefied petroleum gas (LPG) decreased by 14.5% in 2017, from Ps. 39.5 billion in the first nine months of 2016 to Ps. 33.8 billion in the first nine months of 2017, mainly as a result of a 19.1% decrease in sales volume due primarily to our loss of market share which resulted from increased competition due to the opening of the market to imports since 2016.

Export Sales

Export sales increased by 27.8% in peso terms in the first nine months of 2017 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 272.8 billion in the first nine months of 2016 to Ps. 348.7 billion in the first nine months of 2017. This increase was mainly due to a 33.0% increase in the weighted average Mexican export crude oil price in the first nine months of 2017, compared to the first nine months of 2016. From January 1, 2016 to September 30, 2016, the weighted average Mexican export crude oil price was U.S. $33.47 per barrel, compared to U.S. $44.51 per barrel in the same period of 2017. Compared to the first nine months of 2016, in the first nine months of 2017 there was an increase in export sales of Ps. 11.7 billion in fuel oil, and an increase in export sales of Ps. 0.6 billion of naphtha exports. These increases were partially offset by a 7.1% decrease in the volume of exports of petroleum products and a 6.8% decrease in the volume of crude oil exports for the reasons described below.

Excluding the trading activities of the Trading Companies (as defined in the Form 20-F) (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties increased by Ps. 66.2 billion, from Ps. 226.9 billion in the first nine months of 2016 to Ps. 293.1 billion in the first nine months of 2017. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) increased by 24.6% in the first nine months of 2017, from U.S. $12.4 billion in the first nine months of 2016 to U.S. $15.5 billion in the first nine months of 2017. This was mainly due to the above mentioned increase of 33.0% in the weighted average export price of Mexican crude oil and was offset by a 6.8% decrease in the volume of crude oil exports. The trading and export activities of the Trading Companies generated additional revenues of Ps. 55.5 billion in the first nine months of 2017, which is 21.3% higher in peso terms than the Ps. 45.8 billion of additional revenue generated in the first nine months of 2016, mainly due to lower production of sale products. The weighted average price per barrel of oil that the international trading segment, which operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), sold to third parties in the first nine months of 2017 was U.S. $44.51, or 33.0% higher than the weighted average price of U.S. $33.47 in the first nine months of 2016.

Crude oil and condensate export sales to PMI accounted for 86.7% of total export sales (excluding commercial activities of PMI subsidiaries) in the first nine months of 2017, compared to 87.6% in the first nine months of 2016. Crude and condensate sales increased by 27.9%, from Ps. 198.8 billion in the first nine months of 2016 to Ps. 254.3 billion in the first nine months of 2017, and in U.S. dollar terms increased by 23.4%, from U.S. $10.9 billion in the first nine months of 2016 to U.S. $13.4 billion in the first nine months of 2017 primarily due to price increases. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in the first nine months of 2017 was U.S. $44.51, 33.0% higher than the weighted average price of U.S. $33.47 in the first nine months of 2016.

As of September 30, 2017, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 18.9356 to U.S. $1.00, compared to Ps. 18.2667 to U.S. $1.00 during the same period of 2016, representing an appreciation of the U.S. dollar against the Mexican peso by Ps. 0.6689 (or 3.7%), which had a favorable effect on our export sales of Ps. 12.3 billion.

Service Income

Service income increased by 12.6% in the first nine months of 2016, from Ps. 10.3 billion in the first nine months of 2016 to Ps.11.6 billion in the first nine months of 2017, mainly as a result of an increase in transportation services provided by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales increased by 19.7%, from Ps.584.5 billion in the first nine months of 2016 to Ps.699.6 billion in the first nine months of 2017. This increase was mainly due to (1) an increase of Ps. 98.1 billion in import purchases, primarily Magna gasoline, diesel and natural gas, due to the increase in the price of imports and increase in the volume of imports, given the need to meet demand in the domestic market; (2) a Ps. 16.6 billion increase in depreciation of fixed assets and amortization of wells, mainly due to the higher value of assets to be depreciated due to the partial reversal of the impairment recorded during 2016 (see “Item 4—Information on the Company—Critical Accounting Policies—Impairment of Non-Financial Assets” in the Form 20-F for more information regarding this reversal); and (3) a Ps. 10.2 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first nine months of 2017 compared to the first nine months of 2016. This increase was partially offset by (1) a Ps. 22.2 billion decrease in the cost of unsuccessful wells due to the improved success rate in the drilling of wells; and (2) a decrease of Ps. 5.8 billion in operating expenses, mainly due to the cost saving measures implemented pursuant to our business plan for the five-year period from 2017 through 2021 (which we refer to as the 2017-2021 Business Plan).

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment increased by Ps. 135.5 billion in the first nine months of 2017 as compared to the first nine months of 2016, from a net recognition of reversal of impairment of Ps. 99.0 billion as of September 30, 2016 to a net impairment of Ps. 36.5 billion as of September 30, 2017.

As of September 30, 2016 we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production as a result of (1) the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Crudo Ligero Marino, Burgos and Antonio J. Bermudez crude oil projects, (2) the appreciation of the U.S. dollar against the Mexican peso by 13.3%, from a peso–U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso–U.S. dollar exchange rate of Ps. 19.5002 to U.S. $1.00 as of September 30, 2016, given that cash flows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, and (3) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the modification to the Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation’s reserves and the related contingent resources report).

As of September 30, 2017, we recognized a net impairment, which was comprised of (1) an impairment of Ps. 41.3 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a 11.9% appreciation of the peso against the U.S. dollar in the first nine months of 2017, (ii) an increase in the discount rate of 1.9%, (iii) a decrease in crude oil prices of 8.2% and (iv) a decrease in proved reserves of 7.6% due to production of crude oil, (2) a net reversal of impairment of Ps. 5.9 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in income related to transportation fees, (ii) an increase in prices arising from the price liberalization, (iii) an increase in processing of wet gas due to higher imports of this product and (iv) a decrease in the discount rates, and (3) an impairment of Ps. 1.1 billion in the cash generating units of Pemex Drilling and Services, primarily due to the decrease in the demand for the leasing of drilling equipment. See Note 12(d) to the unaudited condensed consolidated interim financial statements included herein.

Operating Expenses

Total operating expenses (distribution, transportation, and sales expenses and administrative expenses) increased by 3.5%, from expenses of Ps. 102.2 billion for the first nine months of 2016 to Ps. 105.8 billion for the first nine months of 2017, as a result of an increase in our administrative expenses related to recently retired personnel.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps.12.2 billion in the first nine months of 2017, from net revenues of Ps. 25.5 billion in the first nine months of 2016 to net revenues of Ps. 13.3 billion in the first nine months of 2017. This decrease was mainly due to (i) a profit from the sale of shares of Gasoductos de Chihuahua of Ps. 15.2 billion in 2016, (ii) a profit of Ps. 5.5 billion from the acquisition of Grupo Fertinal in 2016, (iii) other income of Ps.4.8 billion in 2016; and (iv) the recovery of an insurance payment in 2017 of Ps. 13.6 million relating to the accident that occurred on the Abkatún-A platform in April 2015 that were not present in the first nine months of 2017.

Financing Income

Financial income increased by Ps. 5.1 billion in the first nine months of 2017, from Ps. 6.6 billion in the first nine months of 2016 to Ps. 11.7 billion in the first nine months of 2017, mainly due to interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits. In particular, in 2017 we earned (i) interest income for nine months, while in 2016 we earned interest income only for one month, and (ii) interest income associated with financial products and investment securities, which increased due to increases in interest rates.

Financing Costs

Financing costs increased by Ps. 8.2 billion in the first nine months of 2017, from Ps. 68.8 billion in the first nine months of 2016 to Ps. 77.0 billion in the first nine months of 2017, mainly due to an increase in interest expenses in the first nine months of 2017, as a result of higher levels of indebtedness from additional borrowings obtained. See Note 15 to our unaudited condensed consolidated interim financial statements included herein for a detailed account of our borrowings during the period.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 22.1 billion in the first nine months of 2017, from an income of Ps. 2.8 billion in the first nine months of 2016 to an income of Ps. 24.9 billion in the first nine months of 2017, mainly due the volatility of market variables involved in the fair value valuation, the depreciation of the U.S. dollar against the euro, the Japanese yen, and the British pound sterling, which are the currencies PEMEX hedges, and to the effects of the restructuring of certain financial derivative instruments.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt (85.0% as of September 30, 2017) is denominated in foreign currency. Foreign exchange income increased by Ps. 352.4 billion, from a foreign exchange loss of Ps. 178.1 billion in the first nine months of 2016 to a foreign exchange income of Ps. 174.2 billion in the first nine months of 2017, primarily as a result of the appreciation of the peso against the U.S. dollar. The value of the peso in U.S. dollar terms depreciated by 13.3% from Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to Ps. 19.5002 to U.S. $1.00 as of September 30, 2016, as compared to a 11.9% appreciation of the peso in U.S. dollar terms from Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to Ps. 18.1979 to U.S. $1.00 as of September 30, 2017. See Note 3 to our unaudited condensed consolidated interim financial statements included herein

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 31.1% in the first nine months of 2017, from Ps. 220.5 million in the first nine months of 2016 to Ps.289.0 million in the first nine months of 2017, mainly due to the 33.0% increase in the weighted average export price of Mexican crude oil, from U.S. $33.47 per barrel in the first nine months of 2016 to U.S. $44.51 per barrel in the first nine months of 2017. Income related duties and taxes represented 28.8% and 29.2% of total sales in the first nine months of 2017 and 2016, respectively.

Net Income/Loss

In the first nine months of 2017, we had net income of Ps. 18.9 billion, as compared to a net loss of Ps. 263.8 billion in the first nine months of 2016.

The increase in net income was mainly the result of the following:

•	Ps. 352.4 billion increase in foreign exchange gain, mainly due to the 11.9% appreciation of the peso against the U.S. dollar described above, and

•	Ps. 246.7 billion increase in total sales, mainly due to the increase in average sales prices of our petroleum products, as a result of increase in the weighted average Mexican export crude oil price.

This increase was partially offset by the following:

•	Ps. 115.0 billion increase in the cost of sales,

•	Ps. 135.5 billion increase in the impairment of wells, pipelines, properties, plant and equipment, and

•	Ps. 68.5 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the export price of Mexican crude oil.

Other Comprehensive Results

In the first nine months of 2017, we reported a net loss of Ps. 9.4 billion in other comprehensive results as compared to net income of Ps.12.9 billion in the first nine months of 2016, mainly due to an increase in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2016 to September 30, 2017

Assets

Cash and cash equivalents decreased by Ps. 17.4 billion, or 10.6%, in the first nine months of 2017, from Ps. 163.5 billion as of December 31, 2016 to Ps. 146.1 billion as of September 30, 2017, mainly due to payments to suppliers and contractors, payments on our debt instruments and taxes. This decrease was partially offset by the collection of cash receivables and resources obtained from financing activities.

Accounts receivable, net, increased by Ps. 11.6 billion, or 8.7%, in the first nine months of 2017, from Ps. 133.2 billion as of December 31, 2016 to Ps. 144.9 billion as of September 30, 2017, mainly due to: (1) a Ps. 14.9 billion increase in accounts receivable from sales to domestic customers, mainly due to a 25.6% increase in the weighted average market price per barrel of crude oil during 2016, from U.S. $35.17 per barrel in December 2016 to U.S. $44.17 per barrel in September 2017; (2) a Ps. 10.8 billion increase in accounts receivable from sundry debtors; and (3) a Ps. 1.4 billion increase in accounts receivable from export customers. This increase was partially offset by a decrease of Ps. 13.9 billion in accounts receivable from prepaid taxes.

Wells, pipelines, property, plant and equipment, net, decreased by Ps. 98.1 billion in the first nine months of 2017, mainly due to Ps. 109.9 billion in depreciation, as well as the recognition of an impairment of Ps. 36.5 billion; this decrease was partially offset by Ps. 61.7 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 12 to our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments increased by Ps. 15.2 billion in the first nine months of 2017, from Ps. 4.9 billion as of December 31, 2016 to Ps.20.0 billion as of September 30, 2017, mainly due to the increase in the value of favorable cross-currency swaps by the 11.9% appreciation of the peso against the U.S. dollar during the first nine months of 2017.

Liabilities

Total debt, including accrued interest, decreased by Ps. 54.8 billion, or 2.8%, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,928.4 billion as of September 30, 2017, mainly due to the impact of the 11.9% appreciation of the peso against the U.S. dollar in the first nine months of 2017.

Liabilities to suppliers and contractors decreased by Ps.57.9 billion, or 38.2% from Ps. 151.6 billion as of December 31, 2016 to Ps. 93.8 billion as of September 30, 2017, mainly due to the payment programs established since 2016 to address the total outstanding balance of payments due to suppliers and contractors.

Taxes and duties payable decreased by Ps. 4.5 billion, or 9.3%, in the first nine months of 2017, from Ps. 48.8 billion as of December 31, 2016 to Ps. 44.3 billion as of September 30, 2017, mainly due to (1) a Ps. 6.1 billion decrease in the Derecho por la Utilidad Compartida (Profit-sharing Duty), (2) a Ps. 0.6 billion in the Derecho de extracción de hidrocarburos (Hydrocarbons Extraction Duty) and (3) a Ps. 3.6 billion decrease in withheld taxes, primarily income tax, this decrease was partially offset by an increase of Ps. 6.0 billion in the value added tax.

Derivative financial instruments liabilities decreased by Ps. 19.4 billion, or 62.9%, in the first nine months of 2017, from Ps. 30.9 billion as of December 31, 2016 to Ps. 11.4 billion as of September 30, 2017. This decrease was mainly due to the maturity and settlement of thirteen cross-currency swaps, as well as to the decrease in the value of cross-currency swaps.

Employee benefits liabilities increased by Ps. 43.6 billion, or 3.6%, in the first nine months of 2017, from Ps. 1,220.4 billion as of December 31, 2016 to Ps. 1,264.0 billion as of September 30, 2017. This increase was mainly due to the recognition of the increased net cost of the period.

Equity (Deficit), Net

Deficit, net, decreased by Ps. 9.5 billion, or 0.8%, from a deficit of Ps. 1,233.0 billion as of December 31, 2016 to a deficit of Ps. 1,223.5 billion as of September 30, 2017. This decrease was mainly due to a Ps. 18.9 billion increase in net profit for the nine months of 2017 and a Ps. 2.8 billion profit from available-for-sale financial assets resulting from changes in the value of the shares of Repsol S.A. that we own, which was partially offset by a Ps. 12.1 billion loss from the foreign currency translation effect.

Liquidity and Capital Resources

Overview

During the first nine months of 2017, we were able to strengthen our liquidity position due to a 29.2% increase in total sales, from Ps. 775.7 billion in the first nine months of 2016 to Ps. 1,002.4 billion in the first nine months of 2017, by increasing our accounts receivable and decreasing our accounts payable to suppliers and the repayment of debt, which improved our working capital from negative Ps.70.8 billion as of December 31, 2016 to positive Ps. 5.2 billion as of September 30, 2017.

Our principal uses of new funds in the first nine months of 2017 were primarily the payment of debt maturities due during the same period, strengthening our cash flow through the actions listed below and, to a lesser extent, mainly the acquisition of wells, pipelines, properties, plant and equipment and exploration costs, which collectively amounted to Ps. 44.1 billion. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 116.1 billion. During the first nine months of 2017, our net cash flow from operating activities was less than the resources needed to fund our capital expenditures and other expenses. See “Item 5—Operating and Financial Review and Prospects—Overview—Redefinition of PEMEX as a State-Owned Productive Company within the Context of Low Crude Oil Prices” in the Form 20-F for more information and a discussion of actions being taken in response to this imbalance of resources.

For 2017, we forecasted a 40.5% decrease in capital expenditures as compared to the amounts spent on capital expenditures in 2016, primarily due to the price levels of our products for 2017 expected as of the dates when our budget was prepared and a decrease in our expected borrowing capacity. As of September 30, 2017, we owed our suppliers approximately Ps. 93.8 billion as compared to Ps. 151.6 billion as of December 31, 2016. We expect to continue to require less resources for our capital expenditures. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements for the next twelve months, given that since early 2016, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as further described below:

•	Changes to Our Annual Budgets. We have implemented certain measures intended to improve our financial situation, including the reduction of our budget in February 2016, the implementation of a plan to reduce costs, and the establishment of lines of credit with Mexican development banks.

•	Modifying our Financing Strategy. We have adjusted our financing strategy to diversify our sources of funding though sale and lease-back transactions performed in 2016 and 2017, to optimize our debt portfolio through liability management transactions held in October 2016 and in July 2017 and to decrease our net indebtedness as described in Note 2(b) to our unaudited condensed consolidated interim Financial Statements.

•	Crude oil hedging. In April 2017, we entered into a crude oil hedge to partially protect decreases in the crude oil price in light of our exposure in crude oil and refined products basket. This hedging strategy was structured to protect our cash flows from decreases in the Mexican crude oil basket price in full when the price is between U.S. $42 and U.S. $37 per barrel (which we believe is the most probable price range among adverse scenarios) and in part when the price is below U.S. $37 per barrel. Through this strategy, we hedged our estimated exposure to price fluctuations for the period from May 2017 to December 2017 (equivalent to 409 thousand barrels per day) for U.S. $133.5 million.

•	Changes to Employee Benefits Plans. As of January 1, 2016, new employees are entitled to receive a defined contribution plan, pursuant to which both PEMEX and employees contribute to each employee’s individual account, in contrast to the existing defined benefit plan, pursuant to which only PEMEX contributes. The defined contribution plan limits increases in PEMEX’s employee benefits service cost and pension liabilities. In addition, PEMEX started the program to provide existing employees with the option to migrate from the defined benefit plan to the defined contribution plan, with the aim to stop the increase in the pension liability for those employees who switch to the defined contribution plan.

•	Asset Sales. We have sold, and continue to assess the option to sell, certain of our non-essential assets to obtain additional funds for our projects and to continue to focus our resources on the most profitable projects.

•	Reduction in Taxes. The Mexican Government modified the fiscal regime applicable to us to enable us to deduct more of our exploration and production costs. Under the current low oil price environment, the amount of the hydrocarbon extraction duty we paid for the year ended December 31, 2016 was reduced by approximately Ps. 40.2 billion, as compared to the amount we would have had to pay for this duty if this change in the fiscal regime had not been implemented.

•	No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos was not required to pay a state dividend in 2016 and in 2017.

Moreover, on April 21, 2016, we received a capital contribution of Ps. 26.5 billion from the Ministry of Finance and Public Credit and, on August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government will assume Ps. 184.2 billion in payment liabilities related to our pension and retirement plans, following the review performed by an independent expert.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2017, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2017 (Federal Revenues Law for the Fiscal Year 2017), provides for the incurrence of up to U.S. $15.7 billion in net indebtedness (i.e., U.S. $21.0 billion of new financings minus U.S. $5.3 billion of debt payments) through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased. The sharp decline in oil prices that began in late 2014 has had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to raise financing from a broad range of funding sources, in addition to the efficiency and cost-cutting initiatives described in this report and in our latest annual report on Form 20-F.

As of September 30, 2017, our total indebtedness, including accrued interest, was approximately Ps. 1,928.4 billion (U.S. $101.9 billion), in nominal terms, which represents a 2.8% decrease in peso terms compared to our total indebtedness, including accrued interest, of approximately Ps. 1,983.2 billion (U.S. $96.0 billion) as of December 31, 2016. Approximately 25.3% of our existing debt as of September 30, 2017, or Ps. 487.0 billion (U.S. $26.8 billion), is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 70.8 billion (U.S. $3.9 billion) as of December 31, 2016 to a positive working capital of Ps. 5.2 billion (U.S. $285.2 million) as of September 30, 2017. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our business plan and the Plan de Ajuste Presupuestal (Budget Adjustment Plan).

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden, (2) the total amount of our debt; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow during 2016, primarily resulting from our significant capital investment projects and the low price of oil; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $59.1 billion as of December 31, 2016 and U.S. $69.5 billion (Ps. 1,264.0 billion) as of September 30, 2017; and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor’s (S&P) rating agency downgraded our stand alone credit profile from “BB+” to “BB,” and on August 23, 2016 downgraded our credit outlook from stable to negative. On December 23, 2016, S&P affirmed our global foreign currency rating of “BBB+.” On March 31, 2016, Moody’s Investors Service announced the revision of our global foreign currency and local currency credit ratings from “Baa1” to “Baa3” and changed the outlook for our credit ratings to negative. Additionally, on July 26, 2016, Fitch Ratings announced the downgrade of our global local currency credit rating from A- to BBB+, citing its recent downgrade of Mexico’s sovereign global local currency credit rating as its key factor. On December 9, 2016, Fitch Ratings affirmed our “BBB+” global credit rating, but revised the outlook for our credit ratings from stable to negative. On July 19, 2017, S&P affirmed our credit risk and debt rating as BBB+ in foreign currency and as A in local currency, and modified its assessment of our outlook from negative to stable for our sovereign debt rating. On August 3, 2017, Fitch Ratings also affirmed our credit risk and debt rating as BBB+ in local currency and modified its outlook from negative to stable and on September 12, 2017, Fitch Ratings affirmed our credit risk and debt ratings as BBB+ in foreign currency.

Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing, invest in projects financed through debt and meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt or make the capital expenditures needed to maintain our current production levels and to maintain, and increase, our proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to fund our capital expenditures or to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced certain conditions that have generated important uncertainty and significant doubts concerning our ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2017, net funds used in operating activities totaled negative Ps.338.4 million, as compared to negative Ps. 69.3 billion in the first nine months of 2016. During the first nine months of 2017, our net cash flows used in investing activities totaled Ps. 44.1 billion, as compared to net cash flows used in investing activities of Ps. 87.1 billion in the first nine months of 2016. During the first nine months of 2017, new financings totaled approximately Ps. 540.8 billion and payments of principal and interest totaled Ps. 505.6 billion, as compared to approximately Ps. 556.5 billion and Ps. 385.0 billion, respectively, during the first nine months of 2016. During the first nine months of 2017, we applied net funds of Ps. 43.8 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 90.9 billion in the first nine months of 2016.

As of September 30, 2017, our cash and cash equivalents totaled Ps. 146.1 billion, as compared to Ps. 163.5 billion as of December 31, 2016. See Note 6 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2017 and December 31, 2016.

	As of
	September 30, 2017		December 31, 2016
	(millions of pesos)
Borrowing base under lines of credit	Ps.	121,769	Ps.	99,174
Cash and cash equivalents		146,123		163,533

Liquidity	Ps.	267,892	Ps.	262,707

The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2017 and 2016:

	For the nine-month period ended September 30,
	2017		2016
	(millions of pesos)
Net cash flows used in operating activities	Ps.	(388,438)	Ps.	(69,267)
Net cash flows used in investing activities		(44,102)		(87,113)
Net cash flows from financing activities		35,207		245,037
Effect of change in cash value		(8,127)		10,852

Net increase (decrease) in cash and cash equivalents	Ps.	(9,283)	Ps.	88,657

Note:	Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1, 2017 to January 26, 2018, Petróleos Mexicanos participated in the following financing activities:

On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000,000 in two U.S. $200,000,000 tranches (drawn on May 24, 2017 and July 14, 2017), which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures in May 2020. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

On July 18, 2017, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its U.S. $92,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000,000 of its 6.50% Notes due 2027 and (2) U.S. $2,500,000,000 of its 6.75% Bonds due 2047. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485,000 aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374,000 aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591,000 aggregate principal amount of its outstanding 3.125% Notes due 2019.

On November 16, 2017, Petróleos Mexicanos issued £450,000,000 of its 3.750% Notes due 2025 under its U.S. $92,000,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

During the period from May 1, 2017 to January 26, 2018, P.M.I. Holdings B.V. obtained U.S. $15,209,000,000 in financing from its revolving credit lines and repaid U.S. $14,209,000,000. There was U.S. $1,000,000,000 outstanding under these revolving credit lines as of January 26, 2018.

Indebtedness

During the first nine months of 2017, our total debt decreased by 2.8%, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,928.4 billion as of September 30, 2017, primarily due to the financing payments made during this period, as described above under “Recent Financing Activities” and in Note 15 to the unaudited condensed consolidated interim financial statements included herein, and to the depreciation of the U.S. dollar against the Mexican peso by 11.9% during the first nine months of 2017.

As of September 30, 2017 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2016		2017		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,182		1,972	(210)	(9.6)
Natural gas (mmcfpd)		5,894		5,163	(731)	(12.4)
Petroleum products (tbpd)		968		807	(161)	(16.6)
Dry gas from plants (mmcfpd)		3,117		2,748	(369)	(11.8)
Natural gas liquids (tbpd)		315		294	(21)	(6.7)
Petrochemicals (tt)(1)		3,206		2,675	(531)	(16.6)
Average crude oil exports (tbpd)(2)
Olmeca		116.72		25.33	(91)	(78.3)
Isthmus		154.91		75.71	(79)	(51.1)
Maya		909.38		1,004.37	95	10.4

Total		1,181.01		1,105.41	(76)	(6.4)
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	3,643.26	U.S. $	4,457.32	814.1	22.3
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	39.30	U.S. $	52.29	13.0	33.1
Isthmus		35.89		47.67	11.8	32.8
Maya		32.93		43.90	11.0	33.3

Weighted average price(4)		33.57		44.23	10.66	31.75
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	41.53	U.S. $	49.33	7.80	18.78

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
(1)	Includes ethane and sulfur from Pemex Industrial Transformation for the nine months ended September 30, 2016.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2017.
(3)	Average price during period indicated based on billed amounts.
(4)	On January 26, 2018, the weighted average price of PEMEX’s crude oil export mix was U.S. $59.75 per barrel.
(5)	On January 26, 2018, the West Texas Intermediate crude oil spot price was U.S. $64.14 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 9.6% in the first nine months of 2017, from 2,182 thousand barrels per day in the first nine months of 2016 to 1,972 thousand barrels per day in the first nine months of 2017. This decrease was mainly due to:

•	a 21.4% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Bellota-Jujo, Samaria-Luna, Macuspana-Muspac and Litoral de Tabasco business units;

•	a 12.1% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Chuc, Ixtal, Kuil and Onel fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, at the Puerto Ceiba of the Bellota-Jujo business unit and at the Ayocote, Guaricho, and Rabasa of the Cinco Presidentes business unit, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa and Shishito of the Macuspana-Muspac business unit, both in the Southern region. This decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 135,000 barrels per day during the first nine months of 2016 to 162,000 barrels per day during the first nine months of 2017; and

•	a 5.0% decrease in the production of heavy crude oil, primarily as a result of (i) the halt in offshore production that resulted from high inventories as a consequence of hurricanes Harvey and Katia, (ii) the natural decline in production and (iii) an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit of the Northeastern Marine region. This decrease was partially offset by the production platform of the Ku-Maloob-Zaap business unit, which was 856,000 barrels per day, and provides stability to the heavy crude oil process.

During the first nine months of 2017, natural gas production decreased by 12.4% from 5,894 million cubic feet per day in the first nine months of 2016 to 5,163 million cubic feet per day in the same period of 2017. This decrease in production was primarily a result of:

•	an 11.4% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc, Litoral de Tabasco, Samaria-Luna, Macuspana-Muspac and Bellota-Jujo business units. Additionally, the decrease in production at the Cantarell and Ku-Maloob-Zaap business units is primarily explained by the halt in crude oil production due to high inventories as a result of hurricanes Harvey and Katia; and

•	a 21.6% decrease in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 16.6% in the first nine months of 2017, from 968 thousand barrels per day in the first nine months of 2016 to 807 thousand barrels per day in the first nine months of 2017, primarily due to a decrease in the amount of crude oil processed and lower distillates yields. The products with the highest contraction were gasoline and diesel due to facility closures resulting from natural disasters and unscheduled shutdowns in the Salina Cruz refinery and the catalytic plants at the Madero, Tula and Minatitlán refineries and the comprehensive maintenance works at the Madero refinery.

During the first nine months of 2017, dry gas production decreased by11.8%, as compared to the same period of 2016, due to the decreased availability of sour gas and sweet gas processing from the offshore, onshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. Production of liquid natural gas decreased by 6.7%, to 294 thousand barrels per day in the first nine months of 2017.

The production of petrochemical products decreased to 531,000 tons, a 16.6% decrease, as compared to the first nine months of 2016, primarily due to the following:

•	a 187,000 ton decrease in the ethane derivatives chain, due to lower supply of ethane resulting from a decrease in the production of ethylene at the Cangrejera petrochemical complex and a reduced supply of ethane gas from our third-party supplier;

•	a 23,000 ton decrease in the methane derivatives chain, due to lower availability of ammonia and an unscheduled shutdown at the methanol plant in the Independencia Petrochemical Complex and less availability of natural gas;

•	a 120,000 ton decrease in the propylene and derivatives chain, due to lower crude oil processing at the Salina Cruz refinery, an unscheduled shutdown of the Continuous Catalytic Regeneration (CCR) plant at the Madero refinery, and the closure of the acrylonitrile plant at the Morelos Petrochemical complex after the end of the contract with Unigel in September 2016;

•	a 17,000 ton increase in the aromatics and derivatives chain, due to offsetting measures implemented to address the unscheduled shutdown of the CCR and the closure of the styrene plant as a result of the low supply of ethane at the Cangrejera Petrochemical Complex; and a decline in production of other petrochemicals, primarily due to a decrease in production of BTX liquefiable hydrocarbons of 9,030 tons, a decrease in production of octane base gasoline of 59,683 tons and a decrease in production of other products of 36,440 tons, due to lower processing of crude oil and sour gas.

General Regulatory Framework

On July 19, 2017, the Ley General de Responsabilidades Administrativas (General Law of Administrative Liabilities) became effective. This law seeks to create a framework for all public entities to establish effective policies of public ethics and accountability, and to set mechanisms in place for preventing, rectifying and investigating administrative liabilities. This law is applicable to federal, state and municipal public officials in Mexico, as well as to individuals and private companies. The law will punish, among other things, bribery, influence peddling, collusion and illegal payments made to public officers in Mexico.

Taxes, Duties and Other payments to the Mexican Government

Fiscal Regime for PEMEX

On August 18, 2017, a decree was published in the Official Gazette of the Federation granting tax benefits that increased the amount an assignee can deduct for investments, costs, and expenses made pursuant to Derecho por la Utilidad Compartida (Profit-Sharing Duty), subject to certain conditions. This decree came into effect the day after its publication.

Exploration and Production

On May 2, 2017, Pemex Exploration and Production signed a contract with the National Hydrocarbon Commission (CNH) to upgrade the assignments under the shared shallow water production scheme for the Ek and Balam project area located in Campeche Sound approximately 85 kilometers from Ciudad del Carmen. This project is in line with our strategy as contemplated in our Business Plan for 2017-2021 to accelerate the development of fields, making it possible to reach the maximum recovery factor and have a significant impact on production. The provisions of this contract provide that, as part of its compensation, the Mexican Government will receive 70.5% of the operating profit, which is estimated to be more than five billion U.S. dollars for the next few years.

On May 30, 2017, Petróleos Mexicanos obtained CNH approval for the assignment of a new area that includes Chachiquin, located in the Cinturón Plegado Perdido region in the deep waters of the Gulf of Mexico south of the maritime border with the U.S., and an area southwest of the Nobilis field.

As part of our strategy to diversify and strengthen our exploration portfolio, Petróleos Mexicanos, through Pemex Exploration and Production, participated in Round 2.1 conducted by CNH. As a result of this bidding process, we won two blocks: Block 2, in partnership with German company Deutsche Erdoel AG (DEA) and Block 8 in partnership with Colombia’s Ecopetrol. In Block 2, we are the operating partner and own a 70% interest. Block 2 covers an area of 549 km2 and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico. In Block 8, we are the operating partner and own a 50% interest. Block 8 is located in the Southeastern Basins and covers an area of 586 km2. Through our partnership with Ecopetrol, we establish a business relationship with one of the largest oil companies in Latin America, with which we share a strategic alignment.

On December 8, 2017, we announced that due to the geological complexity of the Nobilis-Maximino deep-water field, as well as prevailing market conditions affecting the oil industry, we continue to evaluate our farm-out process to diversify participation in the bidding process.

Pemex Industrial Transformation

On August 26, 2017, Pemex Industrial Transformation started a scheduled and gradual shutdown of its different plants and associated services as part of a maintenance program in the Francisco I. Madero refinery, located in Ciudad Madero, Tamaulipas. We expect that this program will provide safety and reliability to our operating processes and improve the performance level of this refinery. We are taking the appropriate steps to guarantee that the supply of oil products in Mexico remains stable and we expect that, by the end of December 2017, the operating stability and optimal level of production of this refinery will be achieved.

On November 28, 2017, the Comisión Reguladora de Energía (Energy Regulatory Commission) published in the Acuerdo por el que se modifica el cronograma de flexibilización de precios de gasolinas y diésel establecido por la Comisión Reguladora de Energía mediante el Acuerdo A/059/2016 (Agreement that modifies the adjustment schedule applicable to gasoline and diesel prices established by the Energy Regulatory Commission through Agreement A/059/2016). This agreement modifies the schedule for liberalizing gasoline and diesel prices based on market conditions, as well as appropriate supply infrastructure development, effective December 1, 2017.

Logistics

On July 18, 2017, Petróleos Mexicanos executed a contract with U.S. company Tesoro Corporation, that allows this company to use the duct transport and storage system owned by PEMEX in the states of Sonora and Baja California. The execution of these contracts will allow us to obtain additional resources by maximizing the use of our existing infrastructure capacity.

Directors, Senior Management and Employees

Recent Appointments

Effective July 16, 2017, the Board of Directors of Petróleos Mexicanos appointed Mr. David Armando Palacios Hernández as Corporate Director of Alliances and New Businesses of Petróleos Mexicanos, replacing Mr. José Manuel Carrera Panizzo.

Effective October 9, 2017, the Board of Directors of Petróleos Mexicanos appointed Mr. Guillermo Bernal Miranda as Director General of Pemex Drilling and Services of Petróleos Mexicanos, replacing Mr. José Serrano Lozano.

On November 27, 2017, Mr. Carlos Alberto Treviño Medina was appointed Director General of Petróleos Mexicanos by the President of Mexico replacing Mr. José Antonio González Anaya, who was appointed Secretary of Finance and Public Credit and through this appointment became a member of the Board of Directors of Petróleos Mexicanos.

On December 13, 2017, Mr. Marco Antonio Murillo Soberanis was appointed by the Board of Directors of Petróleos Mexicanos as Corporate Director of Management and Services of Petróleos Mexicanos.

On January 24, 2018, Mr. David Ruelas Rodríguez was appointed Acting Chief Financial Officer of Petróleos Mexicanos replacing Mr. Juan Pablo Newman Aguilar.

Principal Accounting Services

In its meeting held on October 5, 2017, the Board of Directors of Petróleos Mexicanos appointed Castillo Miranda y Compañía, S.C. (BDO Mexico), as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2017 based on the proposal of the Audit Committee.

The Board of Directors of Petróleos Mexicanos also appointed KPMG Cárdenas Dosal, S.C., as external auditor of Petróleos Mexicanos, its productive state-owned subsidiaries and subsidiary companies for the fiscal year 2018 based on the proposal of the Audit Committee.

Legal Proceedings

On April 6, 2017, in connection with the arbitration proceeding filed by COMMISA in December 2004 before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production (13613/CCO/JRF), Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435.0 million plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York. The remaining U.S. $30.8 million in this account will be refunded to Pemex Exploration and Production once the corresponding value added tax is paid to COMMISA according to the criteria determined by the Servicio de Administración Tributaria (Tax Management Service).

Mexican Government Audits and Other Investigations

Odebrecht

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A. (Odebrecht), a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. The report further disclosed that, between 2010 and 2014, Odebrecht had bribed officials of the Mexican government for an amount equal to U.S. $10.5 million, including the payment to a high-level official of a Mexican state-owned and state-controlled company of a bribe of U.S. $6 million.

On December 22, 2016, the Liabilities Unit for Petróleos Mexicanos commenced an investigation into instances of bribery or corruption related to these allegations. On January 25, 2017, we filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against PEMEX. We are collaborating with the Liabilities Unit, the Secretaría de la Función Pública (Ministry of the Public Function, or SFP) and the Federal Attorney General’s Office in order to hold those responsible for these acts accountable and ensure that we recover any costs triggered by the damages to which we are entitled.

As a result of the investigation that is being carried out by the SFP, agreements executed by Odebrecht and its affiliates with different public entities of the Mexican Government were audited. On June 14, 2017, the Ministry of the Public Function, through the Liabilities Unit for Petróleos Mexicanos, initiated four administrative sanctioning procedures against two affiliates of Odebrecht and its representatives for probable administrative irregularities, in accordance with the Ley Federal Anticorrupción en Contrataciones Públicas (Federal Anticorruption Law in Public Procurement), related to a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo. The probable administrative liability will be determined once all procedures are complete.

On June 16, 2017, we notified Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (“ODM”) of the termination of the engineering, procurement and construction contract between ODM and Pemex Industrial Transformation dated November 12, 2015. This contract was for works related to the construction of access ways and external works for the residual exploitation project for the Miguel Hidalgo refinery and was valued at approximately Ps. 1.8 billion. We terminated this contract due to ODM’s failure to comply with its obligations.

On September 11, 2017, the SFP, through the Liabilities Unit for Petróleos Mexicanos, announced that it had identified new administrative irregularities of Ps. 119 million related to the execution of a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo involving an affiliate of Odebrecht and a public officer of Pemex Industrial Transformation.

On October 8, 2017, the SFP, through the Liabilities Unit for Petróleos Mexicanos, announced that on September 25, 2017 it had initiated two new administrative sanctioning procedures because of new administrative irregularities of Ps. 2.5 million related to the execution of a public work contract for our Miguel Hidalgo refinery in Tula, Hidalgo involving an affiliate of Odebrecht S.A. (or Odebrecht) and a public officer of Pemex Industrial Transformation.

As part of the investigation, commenced on December 22, 2016, the SFP has initiated eight administrative sanctioning procedures as of the date of this report: four against Odebrecht and its affiliates, two against their legal representatives and two against employees of PEMEX.

As a result of these administrative procedures, on December 11, 2017, the SFP announced it has banned Constructora Norberto Odebrecht, S.A. from bidding for and entering into government contracts, including contracts with PEMEX, for four years for wrongful receipt of Ps. 119 million pesos as indirect costs related to one of the public work contracts executed for our Miguel Hidalgo refinery in Tula, Hidalgo and on December 15, 2017, the SFP also announced that it had fined an officer of Pemex Industrial Transformation an aggregate amount of Ps. 119 million and also barred such officer from public sector employment for a period of ten years.

Actions Against the Illicit Market in Fuels – Cancellation of Franchise Contracts

On June 1, 2017, we announced the cancellation of the franchise contracts of seven gas stations located in the state of Puebla, which allegedly committed irregularities in their fuel trade procedures and had tax inconsistencies as a result of an operation involving PEMEX, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) through the Tax Administration Service and its Financial Intelligence Unit, as well as the Procuraduría General de la República (Attorney General’s Office), the Secretaría de la Defensa Nacional (Ministry of National Defense) and the Comisión Nacional de Seguridad (National Security Commission), through the federal and state police. Through measures like these, we seek to provide certainty to our customers, as well as to combat the illicit market in fuels, tax evasion, money laundering and commercial fraud.

On December 14, 2017, the SFP dismissed eight employees from the storage and distribution terminal of Pemex Logistics in the state of Chihuahua for operating technological devices to alter the measurement parameters to fill fuel tankers and banned these employees from holding public sector positions for one year. The Ministry of Public Function also initiated administrative sanctioning procedures against another eight employees in that terminal.

For further information on our legal proceedings, please see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 8—Financial Information—Legal Proceedings” in the Form 20-F and Note 18 to the unaudited condensed consolidated interim financial statements included herein.

Code of Conduct

On August 28, 2017, a new Código de Conducta de Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, empresas filiales (Code of Conduct of Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, or the Code of Conduct) was published in the Official Gazette of the Federation, replacing the code of conduct issued in February 2015. This Code of Conduct delineates behaviors expected and banned for our employees, in accordance with the values established in the Code of Ethics, which was also published on that same day in the Official Gazette of the Federation, approved by the Board of the Directors of Petróleos Mexicanos in November 2016, such as: respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others.

On September 11, 2017, the Políticas y Lineamientos Anticorrupción para Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales (Anti-corruption Policies and Guidelines for Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies) and the Políticas y Lineamientos para el desarrollo de la Debida Diligencia en Petróleos Mexicanos, sus empresas productivas subsidiarias y, en su caso, Empresas Filiales, en Materia de Ética e Integridad Corporativa (Policies and Guidelines to carry out Due Diligence in Petróleos Mexicanos, its productive subsidiary entities and, where applicable, affiliated companies, in Ethics and Corporate Integrity matters) became effective. Additionally, we have now established an Ethics Line, and made the toll-free telephone number available on our website, as a mechanism to provide advice to address questions on ethics and integrity issues within PEMEX and to facilitate receipt of complaints about possible violations to our Code of Ethics or our Code of Conduct. The information received will be channeled to the Ethics Committee and the appropriate areas authorized to investigate and, if applicable, pursue cases in accordance with the applicable laws.

We believe that the new regulations and mechanisms mentioned above, along with the legal framework applicable to PEMEX, will allow us to improve our ability to mitigate our exposure to bribery and corruption risks in our relationships with third parties.

Earthquakes in Mexico

On September 7, 2017 and September 19, 2017 two earthquakes occurred in Mexico. We do not anticipate any significant impact to our production, storage and supply facilities as a result of either earthquake and we continue to operate normally in order to ensure continuous supply of our products throughout the country.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE AND NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2017 AND 2016

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(figures stated in thousands, except as noted (Note 2))

	Note	September 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	6	Ps. 146,122,560	Ps. 163,532,513
Accounts receivable, net	7	144,866,064	133,220,527
Inventories, net	8	57,615,655	45,892,060
Held-for-sale current non-financial assets	9	2,714,432	7,460,674
Available-for-sale financial assets	10	—	435,556
Derivative financial instruments	16	20,044,736	4,857,470

Total current assets		371,363,447	355,398,800
Non-current assets:
Available-for-sale financial assets	10	7,133,513	6,027,540
Investments in joint ventures, associates and other	11	17,790,212	23,154,632
Wells, pipelines, properties, plant and equipment, net	12	1,569,596,002	1,667,742,248
Long-term notes receivable	14	152,628,824	148,607,602
Deferred taxes		97,030,736	100,324,689
Restricted cash	6	—	10,478,626
Intangible assets	13	5,291,002	8,639,242
Other assets	14	14,931,699	9,512,645

Total non-current assets		1,864,401,988	1,974,487,224

Total assets		Ps. 2,235,765,435	Ps. 2,329,886,024

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	15	Ps. 192,224,754	Ps. 176,166,188
Suppliers		93,776,392	151,649,540
Taxes and duties payable		44,306,569	48,839,595
Accounts and accrued expenses payable		24,426,963	18,666,607
Derivative financial instruments	16	11,437,807	30,867,956

Total current liabilities		366,172,485	426,189,886
Long-term liabilities:
Long-term debt	15	1,736,190,616	1,807,004,542
Employee benefits		1,264,009,966	1,220,409,436
Provisions for sundry creditors	17	74,248,722	88,317,878
Other liabilities		3,966,656	16,837,893
Deferred taxes		14,681,953	4,134,536

Total long-term liabilities		3,093,097,913	3,136,704,285

Total liabilities		Ps. 3,459,270,398	Ps. 3,562,894,171

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”		356,544,447	356,544,447
Mexican Government contributions		43,730,591	43,730,591
Legal reserve		1,002,130	1,002,130
Accumulated other comprehensive result		(172,747,737)	(163,399,441)
Accumulated deficit:
From prior years		(1,471,862,579)	(1,280,216,973)
Net income (loss) for the period		18,898,781	(191,645,606)

Total controlling interest		(1,224,434,367)	(1,233,984,852)
Total non-controlling interest		929,404	976,705

Total equity (deficit), net		(1,223,504,963)	(1,233,008,147)

Total liabilities and equity (deficit), net		Ps. 2,235,765,435	Ps. 2,329,886,024

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Note	2017	2016
Net sales:
Domestic		Ps. 642,135,144	Ps. 472,608,048
Export		348,691,470	272,766,275
Services income		11,574,272	10,322,439

Total sales		1,002,400,886	755,696,762
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	12-d	36,481,351	(99,035,930)
Cost of sales		699,570,696	584,546,594

Gross income		266,348,839	270,186,098
Other revenues, net		13,310,070	25,509,941
General expenses:
Transportation, distribution and sale expenses		16,578,079	19,205,431
Administrative expenses		89,228,573	83,030,778

Operating income		173,852,257	193,459,830

Financing income[1]		11,753,997	6,637,178
Financing cost[2]		(76,970,818)	(68,810,971)
Derivative financial instruments income, net	16	24,982,148	2,843,228
Exchange income (loss), net		174,236,620	(178,142,292)

		134,001,947	(237,472,857)
Share of profit in joint ventures, associates and other, net	11	112,068	733,558

Income (loss) before taxes and duties		307,966,272	(43,279,469)
Hydrocarbon extraction duties and others		284,118,060	209,889,995
Income tax		4,940,190	10,632,542

Total taxes and duties		289,058,250	220,522,537

Net income (loss) for the period		Ps. 18,908,022	Ps. (263,802,006)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets gain	10	Ps. 2,757,888	Ps. 283,176
Currency translation effect		(12,162,726)	12,698,326
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits		—	(43,831)

Total other comprehensive results		(9,404,838)	12,937,671

Comprehensive result for the period		Ps. 9,503,184	Ps. (250,864,335)

Net income (loss) for the period attributable to:
Controlling interest		Ps. 18,898,781	Ps. (263,892,819)
Non-controlling interest		9,241	9,0813

Net income (loss) for the period		Ps. 18,908,022	Ps. (263,802,006)

Other comprehensive results attributable to:
Controlling interest		Ps. (9,348,296)	Ps. 12,896,306
Non-controlling interest		(56,542)	41,365

Total other comprehensive results for the period		Ps. (9,404,838)	Ps. 12,937,671

Comprehensive income (loss) for the period:
Controlling interest		Ps. 9,550,485	Ps. (250,996,513)
Non-controlling interest		(47,301)	132,178

Total comprehensive result for the period		Ps. 9,503,184	Ps. (250,864,335)

[1]	Includes financing income from investments and gain on discount rate of plugging of wells for each of the nine-month periods ended September 30, 2017 and 2016.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Note	2017	2016
Net sales:
Domestic		Ps. 213,384,541	Ps. 170,519,725
Export		113,927,812	101,236,500
Services income		4,039,487	3,242,022

Total sales		331,351,840	274,998,247
Impairment (Reversal) of wells, pipelines, properties, plant and equipment		33,079,940	(11,553)
Cost of sales		236,250,799	228,593,422

Gross income		62,021,101	46,416,378
Other income, net		2,998,029	25,814,930
General expenses:
Distribution, transportation and sale expenses		5,043,984	5,982,140
Administrative expenses		30,405,359	27,974,109

Operating income		29,569,787	38,275,059

Financing income[1]		4,452,250	2,407,709
Financing cost[2]		(27,357,893)	(25,664,365)
Derivative financial instruments income , net		4,649,263	4,838,607
Foreign exchange loss, net		(28,426,123)	(52,183,354)

		(46,682,503)	(70,601,403)
Share of profit (loss) in joint ventures, associates and other, net		(762,886)	1,444,720

Loss before duties, taxes and other		(17,875,602)	(30,881,624)

Hydrocarbon extraction duties and others		85,845,567	81,888,040
Income tax		(1,913,442)	5,553,669

Total duties, taxes and other		83,932,125	87,441,709

Net loss for the period		Ps. (101,807,727)	Ps. (118,323,333)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets		Ps. 1,150,149	Ps. 223,140
Currency translation effect		(1,861,054)	4,260,045

Total other comprehensive results		(710,905)	4,483,185

Total comprehensive loss		Ps. (102,518,632)	Ps. (113,840,148)

Net income (loss) attributable to:
Controlling interest		Ps. (101,803,790)	Ps. (118,356,619)
Non-controlling interest		(3,937)	33,286

Net loss		Ps. (101,807,727)	Ps. (118,323,333)

Other comprehensive results attributable to:
Controlling interest		Ps. (722,546)	Ps. 4,471,207
Non-controlling interest		11,641	11,978

Total other comprehensive results		Ps. (710,905)	Ps. 4,483,185

Comprehensive (loss) income:
Controlling interest		Ps. (102,526,336)	Ps. (113,885,412)
Non-controlling interest		7,704	45,264

Total comprehensive loss		Ps. (102,518,632)	Ps. (113,840,148)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells for each of the three-month periods ended September 30, 2017 and 2016.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
				Accumulated other comprehensive income (loss)
							Accumulated deficit
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Available-for sale financial assets	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year		From prior years	Total	Non-controlling interest	Total Equity (deficit), net
Balances as of January 1, 2016	Ps. 194,604,835	Ps. 43,730,591	Ps.1,002,130	Ps.(5,771,947)	Ps. 29,550,360	Ps. (329,801,386)	Ps.	—	Ps. (1,265,243,759)	Ps. (1,331,929,176)	Ps. 253,278	Ps.	(1,331,675,898)
Increase in Certificates of Contribution “A”	161,939,612	—	—	—	—	—		—	—	161,939,612	—		161,939,612
Total comprehensive income (loss)	—	—	—	283,176	12,656,961	(43,831)		(263,892,819)	—	(250,996,513)	132,178		(250,864,335)

Balances as of September 30, 2016	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps. (5,488,771)	Ps. 42,207,321	Ps. (329,845,217)	Ps.	(263,892,819)	Ps. (1,265,243,759)	Ps. (1,420,986,077)	Ps. 385,456	Ps.	(1,420,600,621)

Balances as of January 1, 2017	Ps. 356,544,447	Ps. 43,730,591	Ps.1,002,130	Ps. (5,564,130)	Ps. 50,720,022	Ps. (208,555,333)	Ps.	—	Ps. (1,471,862,579)	Ps. (1,233,984,852)	Ps. 976,705	Ps.	(1,233,008,147)
Total comprehensive income (loss)	—	—	—	2,757,888	(12,106,184)	—		18,898,781	—	9,550,485	(47,301)		9,503,184

Balances as of September 30, 2017	Ps.356,544,447	Ps. 43,730,591	Ps.1,002,130	Ps. (2,806,242)	Ps.38,613,838	Ps. (208,555,333)	Ps.	18,898,781	Ps. (1,471,862,579)	Ps. (1,224,434,367)	Ps. 929,404	Ps.	(1,223,504,963)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	2017	2016
Operating activities
Net (loss) income	Ps. 18,908,022	Ps. (263,802,006)
Depreciation and amortization	109,943,077	93,223,060
Impairment (reversal) of wells, pipelines, properties, plant and equipment	36,481,351	(99,035,930)
Unsuccessful wells	4,258,359	24,713,018
Loss on disposal of wells, pipelines, properties, plant and equipment	3,392,955	3,288,054
(Gains) from business acquisitions	—	(5,578,658)
(Gains) from associate sales	—	(15,211,039)
Share of profit (loss) in joint ventures, associates and other	(112,068)	(733,558)
Dividends received in shares	(180,729)	(128,051)
Effects of net present value of reserve for well abandonment	(5,827,770)	1,663,666
Amortization expenses related to debt issuance	(2,160,423)	(876,030)
Unrealized foreign exchange (income) loss	(164,773,234)	172,641,151
Interest expense	76,970,818	68,810,971

	76,900,358	(21,025,352)
Derivative financial instruments	(34,617,415)	(13,781,816)
Accounts receivable	(13,404,989)	(40,686,284)
Inventories	(11,723,595)	(526,110)
Other assets	(9,345,756)	(4,896,124)
Accounts payable and accrued expenses	5,760,356	7,930,234
Taxes and duties	7,526,906	(5,288,757)
Suppliers	(57,873,148)	(43,360,043)
Provisions for sundry creditors	(10,337,757)	5,177,705
Employee benefits	43,600,530	48,018,590
Deferred taxes	3,126,072	(829,352)

Net cash flows used in operating activities	(388,438)	(69,267,309)

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment	(43,781,359)	(90,874,157)
Exploration costs	(1,004,639)	(15,014,808)
Sale of associates	—	22,684,736
Business acquisitions	—	(3,908,781)
Cash proceeds from sale of available-for-sale current financial assets	684,030	—

Net cash flows used in investing activities	(44,101,968)	(87,113,010)

Financing activities
Increase in equity due to Certificates of contributions		73,500,000
Loans obtained from financial institutions	540,760,804	556,475,746
Debt payments, principal only	(424,657,247)	(317,462,531)
Interest paid	(80,896,077)	(67,475,977)

Net cash flows from financing activities	35,207,480	245,037,238

Net increase (decrease) in cash and cash equivalents	(9,282,926)	88,656,919
Effects of foreign exchange on cash balances	(8,127,027)	10,852,426
Cash and cash equivalents at the beginning of the period	163,532,513	109,368,880

Cash and cash equivalents at the end of the period (Note 6)	Ps.146,122,560	Ps. 208,878,225

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

•	Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.

•	Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.

•	Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On December 29, 2015, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2017 and December 31, 2016, and for the three and nine-month periods ended September 30, 2017 and 2016, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2016. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On January 26, 2018, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Treviño Medina, Chief Executive Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

b.	Basis of measurement and going concern

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits. The principal items measured at value-in-use are some components of wells, pipelines, properties, plant and equipment.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

During the nine months ended September 30, 2016, PEMEX recognized a net loss of Ps. 263,802,006 caused mainly by the decrease in international oil prices and the high tax burden applicable to the industry. However, during the nine months ended September 30, 2017, PEMEX recognized net income of Ps. 18,908,022, caused mainly by the appreciation of the peso relative to the U.S. dollar, as well as an increase in the price of crude oil. Additionally, as of September 30, 2017 and December 31, 2016, PEMEX had a negative equity of Ps. 1,223,504,963 and Ps. 1,233,008,147, respectively; a positive working capital of Ps. 5,190,962 as of September 30, 2017 and negative working capital of Ps.70,791,086, as of December 31, 2016; and net cash flows used in operating activities of Ps. 388,438, for the nine-months period ended September 30, 2017.

PEMEX believes net cash flows from its operating and financing activities for 2017, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree. PEMEX began implementing certain of these actions and strategies in 2016 and continues in 2017, as further described below:

2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances and partnerships, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

Plan for 2017: The 2017 actions under the business plan also sets out certain objectives PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

•	Pemex Exploration and Production’s investments will focus on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production. On March 3, 2017, Pemex Exploration and Production signed the first farm-out project with the Australian company BHP-Billiton for the Trion project, as well as the partnership with Chevron from USA and Inpex Corporation from Japan, for the rights to block 3 North of the Plegado Perdido, both in deep waters. On May 2, 2017, the Comisión Nacional de Hidrocarburos, (National Hydrocarbon Commission, or “CNH”) signed with Pemex Exploration and Production the Contract for Crude Oil Drilling under the shared shallow-water production scheme. On May 30, 2017, Petróleos Mexicanos obtained the approval from the CNH for the assignment of a new area that includes an area to the south of the maritime border with the United States, in the deep waters of the Gulf of Mexico. On September 18, 2017, the CNH published the call for the international public bidding process that corresponds to the Nobilis-Maximino block, which is located in ultra-deep waters in the Cinturón Plegado Perdido area of the Gulf of Mexico. Similarly, on June 19, 2017, Pemex Exploration and Production was awarded in Round 2.1 the rights to develop two blocks in shallow waters as a consortium with the German Deutsche Erdoel AG (DEA) and the Colombian Ecopetrol companies, respectively. On September 25, 2017, Pemex Exploration and Production signed the Contracts for the Exploration and Extraction of Hydrocarbons in shallow waters with DEA and Ecopetrol. On October 4, 2017, Pemex Exploration and Production finalized two new farm-outs, for the optimization of the development of the onshore fields of Cárdenas-Mora and Ogarrio, with the Egyptian Cheiron Holdings Limited and DEA companies, respectively.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries. On February 23, 2017, Pemex Industrial Transformation subscribed the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

•	In September, 2017, PEMEX began the selection process of partners for the supply of hydrogen projects to the refineries in Cadereyta, Nuevo León and Madero in Tamaulipas.

•	On October 5, 2017, derived from changes in the business lines strategy, it was authorized the transfer of the functions of Pemex Cogeneration and Services to Pemex Industrial Transformation, as well as the liquidation of Pemex Cogeneration and Services.

•	Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. On May 2, 2017, PEMEX announced the results of the first Open Season Public Auction held by Pemex Logistics whereby, on July 19, 2017, PEMEX undersigned the contracts with Tesoro, a U.S. company. Under the contracts, Tesoro may use the duct transportation and storage system in the northwest of Mexico.

•	PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene, Pemex Cogeneration and Services and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities. On July 6, 2017, Pemex Ethylene, successfully concluded the e-auction to adjudicate quantities of ethylene oxide, in which 100% of the volume available was placed at a market price that balanced both offer and demand and was higher than the historical price.

2016 Budget Adjustment: In 2017, PEMEX continues to develop actions from its Plan de Ajuste Presupuestal 2016 (2016 Budget Adjustment Plan) which were included in its 2017-2021 Business Plan.

Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. In August 2017, PEMEX started the program to invite existing employees to migrate from the defined benefit plan to the defined contribution plan, which reduces increases in PEMEX’s employee benefits service cost and its employee benefits liability.

Asset Sales. An important strategy identified in the business plan is to focus the company’s efforts on those activities considered as the most profitable, leading PEMEX to continue assessing the divestiture of non-essential assets to obtain financial resources for PEMEX’s projects.

On October 6, 2017, PEMEX announced the divestiture of its participation in the Ramones II Norte gas pipeline. The amount of the operation is of approximately US $231,000. This transaction is subject to obtaining the regulatory authorization from the Federal Commission for Financial Competence.

Decreased Debt Financing: PEMEX will decrease its financing during the year 2017 from Ps. 240,400,000 of net indebtedness approved for 2016 to a net indebtedness of Ps. 150,000,000 approved for 2017. In addition, PEMEX will assess opportunities for liability management in accordance with market conditions. The liability management transactions completed in October 2016 and July 2017 allowed the exchange of near to maturity securities for longer term maturity securities with better conditions, strengthening its financial position. As a result of this strategy, Standard & Poor’s and Fitch increased PEMEX’s ratings outlook from negative to stable.

2017 Budget: On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2017, which was subsequently approved by the Chamber of Deputies on November 10, 2016. The consolidated annual budget of Petróleos Mexicanos and its Subsidiary entities for 2017 was approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 annual consolidated adjusted budget for 2016.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX’s operations, through cost reduction and revenue generation from increased operating efficiency.

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2017 and December 31, 2016 on a going concern basis. There are certain conditions that have generated uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c.	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.	Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.	employee benefits provision was approximately 37% and 34% of PEMEX’s total liabilities as of September 30, 2017 and December 31, 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

d.	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

e.	Significant events and transactions

Information regarding events and transactions that are significant to understanding the changes in PEMEX’s financial position and the performance of its consolidated financial statements since December 31, 2016, including information relating to the analysis of PEMEX as a going concern, is included in the following sections of Petróleos Mexicanos’ report on Form 6-K relating to certain recent developments furnished to the SEC:

•	Operating and Financial Review and Prospects;

•	Liquidity and Capital Resources; and

•	Business Overview.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(e) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment, including the successful efforts method

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Income taxes and duties

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of its unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX’s participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment of the investment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 “Financial instruments: Recognition and Measurement” is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.	in the principal market for the asset or liability; or

ii.	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the unaudited condensed consolidated interim statements of comprehensive income.

Derivative financial instruments

DFIs presented in the unaudited condensed consolidated interim statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the unaudited condensed consolidated interim statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available–for–sale financial assets

In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available– for– sale equity instrument is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases, this shall be reversed in other comprehensive income.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX’s property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker’s individual account. PEMEX’s contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

The obligations and costs of the defined benefit plan recognized in the interim periods are determined based on the actuarial calculation of the previous year.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•	the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

•	the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a withholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Administrative expenses

Administrative expenses are costs related to PEMEX’s areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the period.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the unaudited condensed consolidated interim statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations;

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

u. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated interim financial statements but could have effect in subsequent PEMEX’s financial information.

Amendments effective for periods beginning in 2018:

a)	IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

PEMEX is evaluating the impact of the new standard with a multidisciplinary team that includes financial, accounting, commercial, legal, technology and advisory areas. The work has consisted of analyzing certain relevant “types” contracts to assess the potential implications of adoption of the standard with respect to current accounting policies and processes. The following areas of potential impacts have been identified:

•	With respect to third-party revenue transactions, potential impacts on the identification of performance obligations different from those identified under the current standard, as well as such as the need for estimates in the prices of transactions because there are variable compensation such as formulas in prices, provisional prices, discounts, returns, etc., and potential impacts from clauses of guaranteed purchase (“take-or-pay”) contracts, that could lead to differences in the timing, amount and presentation of recognition of income from current policies.

In addition, PEMEX has evaluated the methods of transition to the new standard and has decided to apply the cumulative effect method, in which adjustments to the opening balance of accumulated deficit and prior years would not be restated and so that the adoption of IFRS 15 would be reflected on January 1, 2018 and any contract that has been completed before that date would be recognized under the previous rule. PEMEX has not determined the impact this standard may have in its financial statements. PEMEX estimates to complete the implementation of IFRS 15 in February 2018.

b)	IFRS 9, “Financial Instruments” (“IFRS 9”(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Approach to implementing IFRS 9

In the same way as for the adoption of IFRS 15, PEMEX has established a multidisciplinary working group to the adoption of IFRS 9 “Financial Instruments”, which is responsible for specific requirements of IFRS 9 for the classification and measurement of assets financial statements, as well as the impairment of accounts receivable, among others. This working group mainly involves a combination of different business areas such as finance, accounting, commercial areas, risk areas, technology and operations,

Regarding classification and measurement, PEMEX’s working group is in the process of defining the applicable business model for the use it has over its financial assets and to evaluate contractual characteristics of the cash flows related to its financial assets.

On the other hand, regarding the impairment of accounts receivable, PEMEX has worked on the identification of accounts receivable from each of the Group entities, their nature and characteristics, as well as their collection experience. PEMEX is currently working on the design of a reserve based on the new requirements of IFRS 9. The impacts identified by the adoption of the standard are due to the inclusion of historical, market, and prospective experience for the estimation of loss ratios for the entire portfolio based on an expected loss model, regardless of their default status; as of the date of these financial statements PEMEX has not determined the impact that this standard may have on its financial statements. PEMEX expects to conclude with the implementation of IFRS 9 in February 2018.

c)	Interpretation of IFRIC 22 “Foreign Currency Transactions and Advance Considerations” (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

•	there is consideration that is denominated or priced in a foreign currency;

•	the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

•	the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

•	The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

•	If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

a) IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide interpretations.”

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•	the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•	the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.”

PEMEX has established a multidisciplinary working group to the adoption of IFRS 16. PEMEX’s working plan considers the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its income (loss) for the year. PEMEX estimates to conclude the implementation of IFRS 16 in February 2019.

b)	IFRIC 23 — Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing:

•	If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•	If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. PEMEX do not anticipate being impacted by IFRIC 23 because all tax positions are discussed and agreed with SHCP prior to releasing quarterly or annual financial statements.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of September 30, 2017, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(viii)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)(ix)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO) (i)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(iii)

•	PMX Cogeneración Internacional, S.L. (MG COG) (iv) (vi)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)

•	Grupo Fertinal (GP FER) (iv)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (v)(ii)

•	P.M.I Trading Mexico, S.A. de C.V. (i)(vii)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling Interest Company.
iii.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
iv.	As of June 2016, this company was included in the consolidated financial statements of PEMEX.
v.	As of July 2016 this company was included in the consolidated financial statements of PEMEX.
vi.	Until October 2016, formerly Mex Gas Cogeneración S.L.
vii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
viii.	As of February 2017, this company merged with HPE.
ix.	As of June 2017, this company merged with SUS.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The primary sources of revenue for PEMEX’s business segments following the Corporate Reorganization are as described below:

•	The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•	The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel. Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•	The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and wells repair and services.

•	The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•	The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment profit (loss), and include only select line items. As a result, the line items presented below may not reach the total balance. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX for decision-making.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended September 30, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps. —	Ps. 627,486,206	Ps. —	Ps. —	Ps. —	Ps. 2,990,138	Ps. 9,279,250	Ps. 348,691,470	Ps. 2,379,550	Ps. —	Ps. 990,826,614
Intersegment	550,818,311	93,834,292	74,327	2,717,352	55,592,635	316,360	1,250,763	376,103,647	54,263,340	(1,134,971,027)	—
Services income	—	4,547,816	336,111	29,856	2,634,699	1,994	22,529	561,547	4,117,844	(678,124)	11,574,272
Impairment of wells pipelines, properties, plant and equipment	41,275,674	(5,974,838)	—	1,180,515	—	—	—	—	—	—	36,481,351
Cost of sales	267,127,864	739,329,076	434,976	556,677	32,753,575	4,225,596	10,397,625	715,258,690	23,394,622	(1,093,908,005)	699,570,697

Gross income (loss)	242,414,773	(7,485,924)	(24,538)	1,010,016	25,473,759	(917,104)	154,917	10,097,974	37,366,112	(41,741,146)	266,348,869
Other revenues (expenses), net	14,759,584	1,261,002	—	(95,896)	291,275	9,064	91,583	548,373	(3,216,442)	(338,473)	13,310,070
Distribution, transportation and sales expenses	—	20,632,835	8,087	—	33,818	313,266	243,149	271,340	40,059	(4,964,475)	16,578,079
Administrative expenses	43,795,585	28,407,388	29,339	757,445	5,332,194	368,918	878,917	1,169,952	45,584,594	(37,095,759)	89,228,573

Operating income (loss)	213,378,772	(55,265,145)	(61,964)	156,675	20,399,022	(1,590,224)	(875,566)	9,205,055	(11,474,983)	(19,385)	173,852,257
Financing income	91,262,659	8,518,146	—	30,285	949,022	1,256	38,159	673,799	106,116,652	(195,835,981)	11,753,997
Financing cost	(92,823,934)	(1,763,359)	(17,861)	(605,472)	(185,809)	(135,910)	(1,331)	(862,576)	(176,341,193)	195,766,627	(76,970,818)
Derivative financial instruments income, net	1,936,189	2,604	—	—	—	—	—	(202,307)	23,245,662	—	24,982,148
Foreign exchange income (loss), net	148,164,335	11,265,087	—	725,657	906,515	14,794	(6,836)	(32,393)	13,199,461	—	174,236,620
Share of profit in joint ventures, associates and other, net	(59,682)	17,749	—	—	—	—	—	8,189	63,696,844	(63,551,032)	112,068
Taxes, duties and other	284,118,045	—	—	(191,963)	3,558,015	—	—	1,333,403	240,750	—	289,058,250

Net income (loss)	77,740,294	(37,224,918)	(79,825)	499,108	18,510,735	(1,710,084)	(845,574)	7,456,364	18,201,693	(63,639,771)	18,908,022
Total current assets	1,000,234,978	784,103,306	705,874	5,690,153	41,987,984	1,059,887	3,700,118	118,746,919	512,507,480	(2,097,373,252)	371,363,447
Investments in joint ventures, associates and other	79,841	215,228	—	—	—	—	—	15,796,144	(197,193,487)	198,892,486	17,790,212
Wells, pipelines, properties, plant and equipment, net	1,058,578,402	307,137,736	—	18,403,689	116,786,329	7,658,839	19,309,470	6,186,090	35,535,447	—	1,569,596,002
Total assets	2,096,035,828	1,092,047,012	705,888	24,903,284	177,566,508	8,781,224	23,130,614	146,538,277	2,256,605,574	(3,590,548,774)	2,235,765,435
Total current liabilities	244,752,407	675,772,574	852,469	1,998,954	15,398,299	3,842,381	1,916,934	73,043,455	1,442,391,339	(2,093,796,327)	366,172,485
Long-term debt	1,684,944,147	23,947,586	—	10,979,488	2,851,502	—	—	2,665,848	1,695,582,180	(1,684,780,135)	1,736,190,616
Employee benefits	375,465,485	596,727,330	208,157	471,070	617,161	24,054	24,980	(693,445)	291,165,174	—	1,264,009,966
Total liabilities	2,378,540,844	1,300,675,090	1,062,118	13,530,074	24,454,819	3,868,645	1,957,497	79,116,647	3,445,505,922	(3,789,441,258)	3,459,270,398
Equity (deficit), net	(282,505,016)	(208,628,078)	(356,230)	11,373,210	153,111,689	4,912,579	21,173,117	67,421,630	(1,188,900,348)	198,892,484	(1,223,504,963)
Depreciation and amortization	88,485,661	13,643,579	—	1,728,608	3,352,082	308,113	975,683	(35,772)	1,485,123	—	109,943,077
Net periodic cost of employee benefits	(26,383,214)	(42,039,788)	(16,281)	(29,943)	(45,459)	(3,692)	(3,086)	(29,057)	(20,005,120)	—	(88,555,640)
Acquisition of wells, pipelines, properties, plant and equipment	44,984,216	3,482,585	—	403,279	214,759	195,319	200,723	1,519	2,188,736	—	51,671,136

As of/for the period ended September 30, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps. —	Ps. 455,835,492	Ps. —	Ps. —	Ps. —	Ps. 2,845,775	Ps. 11,880,065	Ps. 272,766,274	Ps. 2,046,717	Ps. —	Ps. 745,374,323
Intersegment	440,328,135	52,981,924	—	5,220,588	10,997,959	840,848	601,560	276,926,010	49,890,716	(837,787,740)	—
Services income	—	41,126,162	—	—	52,512,800	2,933	726,032	627,696	4,069,197	(88,742,381)	10,322,439
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	91,929,900	—	—	—	5,829,521	—	1,276,509	—	—	—	99,035,930
Cost of sales	250,379,686	624,090,367	16,594	3,003,106	45,015,714	3,941,404	9,965,039	534,201,634	7,480,024	(893,546,974)	584,546,594

Gross income (loss)	281,878,349	(74,146,789)	(16,594)	2,217,482	24,324,566	(251,848)	4,519,127	16,118,346	48,526,606	(32,983,147)	270,186,098
Other (expenses) revenues, net	(1,453,024)	23,391,527	—	605,498	(974,867)	44,170	57,831	1,321,155	5,445,267	(2,927,616)	25,509,941
Distribution, transportation and sales expenses	—	20,104,091	5,836	6	63,469	89,188	338,012	382,838	42,432	(1,820,441)	19,205,431
Administrative expenses	30,826,148	42,886,512	15,775	205,803	430,676	13,185	15,556	1,422,998	42,039,939	(34,825,814)	83,030,778

Operating income (loss)	249,599,177	(113,745,865)	(38,205)	2,617,171	22,855,554	(310,051)	4,223,390	15,633,665	11,889,502	735,492	193,459,830
Financing income	37,454,617	10,206,088	—	59,019	66,152	3,665	29,695	844,409	89,647,086	(131,673,553)	6,637,178
Financing cost	(80,072,267)	(5,102,069)	(7,966)	(487,875)	(387,672)	(6,997)	(2,969)	(1,011,642)	(112,707,678)	130,976,164	(68,810,971)
Derivative financial instruments (cost) income, net	—	2,633	—	—	—	—	—	(1,234,161)	4,074,756	—	2,843,228
Foreign exchange (loss) income, net	(150,843,325)	(10,207,416)	—	(1,131,168)	(901,849)	(20,905)	(4,693)	207,197	(15,240,133)	—	(178,142,292)
Share of profit (loss) in joint ventures, associates and other, net	4,062	6,644	—	—	—	—	—	1,106,937	(237,029,463)	236,645,378	733,558
Taxes, duties and other	209,816,980	—	—	239,221	4,718,386	—	278,213	5,914,493	(444,756)	—	220,522,537

Net (loss) income	(153,674,716)	(118,839,985)	(46,171)	817,926	16,913,799	(334,288)	3,967,210	9,631,912	(258,921,174)	236,683,481	(263,802,006)
Total current assets	871,531,459	1,064,075,205	61,871	3,171,764	71,166,064	1,257,231	6,428,914	121,363,629	596,407,642	(2,314,195,488)	421,268,291
Investments in joint ventures, associates and other	164,749	246,380	—	—	—	—	—	14,082,819	(467,775,051)	472,479,322	19,198,219
Wells, pipelines, properties, plant and equipment, net	1,030,578,388	248,588,500	—	22,144,323	72,684,742	7,732,824	20,114,997	3,967,091	48,788,958	—	1,454,599,823
Total assets	1,919,881,650	1,313,486,644	61,897	25,741,859	148,270,266	9,070,118	26,664,673	144,209,024	2,006,981,998	(3,472,058,639)	2,122,309,490
Total current liabilities	272,857,893	931,717,105	278,126	1,667,049	25,839,729	1,226,719	2,702,904	73,640,583	1,417,204,288	(2,306,368,847)	420,765,549
Long-term debt	1,620,704,179	30,306,748	—	12,301,275	4,483,975	—	—	3,571,379	1,647,854,219	(1,623,228,897)	1,695,992,878
Employee benefits	393,968,813	635,008,955	65,025	441,328	318,056	14,414	5,650	(7,496)	297,641,805	—	1,327,456,550
Total liabilities	2,366,171,093	1,601,266,077	343,823	14,437,271	37,035,608	1,241,134	2,708,554	80,585,517	3,383,658,998	(3,944,537,963)	3,542,910,112
Equity (deficit), net	(446,289,443)	(287,779,433)	(281,926)	11,304,588	111,234,658	7,828,984	23,956,119	63,623,507	(1,376,677,000)	472,479,324	(1,420,600,622)
Depreciation and amortization	77,386,297	9,391,513	—	1,984,765	1,758,977	362,302	997,004	65,756	1,276,446	—	93,223,060
Net periodic cost of employee benefits	(26,188,616)	(41,973,011)	(3,853)	(23,511)	(25,020)	(1,881)	(2,039)	(53,089)	(19,435,945)	—	(87,706,965)
Acquisition of wells, pipelines, properties, plant and equipment	57,403,843	12,326,319	—	1,481,634	12,240,202	689,157	1,354,803	1,020,374	28,686,061	—	115,202,393

As of the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Investments in joint ventures, associates and other	139,523	257,159	—	—	—	—	—	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1,176,504,263	311,432,174	—	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	—	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	—	12,489,423	4,382,109	—	—	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	—	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	—	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	—	155,735,343

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment profit (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of/for the period ended September 30, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps. 550,818,311	726,849,367	410,438	4,693,426	58,227,334	3,336,393	10,552,542	725,388,027	60,760,734
Less unrealized intersegment profit	—	(981,053)	—	(1,946,218)	—	(27,901)	—	(31,363)	—

Total consolidated sales	Ps. 550,818,311	725,868,314	410,438	2,747,208	58,227,334	3,308,492	10,552,542	725,356,664	60,760,734

Operating income (loss):
By segment	Ps. 213,214,618	(55,408,157)	(61,964)	(136,649)	15,232,372	(1,830,395)	(1,902,117)	9,509,763	(11,474,983)
Less unrealized intersegment profit	—	(981,053)	—	(1,946,218)	—	(27,901)	—	(31,363)	—
Less unrealized profit due to production cost valuation of inventory	260,332	1,124,065	—	1,763,273	—	—	—	(273,345)	—
Less capitalized refined products	(185,416)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest	89,238	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets	—	—	—	476,269	5,166,650	268,072	1,026,551	—	—

Total consolidated operating income (loss)	Ps. 213,378,772	(55,265,145)	(61,964)	156,675	20,399,022	(1,590,224)	(875,566)	9,205,055	(11,474,983)

Net income (loss):
By segment	Ps. 77,526,480	(36,808,013)	(194,807)	205,784	13,344,085	6,390,679	(1,814,954)	1,518,375	18,201,693
Less unrealized intersegment profit	—	(981,053)	—	(1,946,218)	—	(27,901)	—	(31,363)	—
Less unrealized profit due to production cost valuation of inventory	260,332	1,124,065	—	1,763,273	—	—	—	(273,345)	—
Less capitalized refined products	(185,416)	—	—	—	—	—	—	—	—
Less equity method elimination	49,662	(559,917)	114,982	—	—	(8,340,934)	(57,171)	6,242,697	—
Less amortization of capitalized interest	89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets	—	—	—	476,269	5,166,650	268,072	1,026,551	—	—

Total consolidated net (loss) income	Ps. 77,740,294	(37,224,918)	(79,825)	499,108	18,510,735	(1,710,084)	(845,574)	7,456,364	18,201,693

Assets: By segment	Ps.2,121,690,669	1,137,298,927	626,480	27,689,857	296,467,408	16,926,230	38,680,685	155,932,566	2,256,605,574
Less unrealized intersegment profit	695,121	(5,147,277)	—	—	7,183	—	(5,303)	(364,245)	—
Less unrealized profit due to production cost valuation of inventory	(2,900,579)	(32,237,371)	—	—	—	(27,900)	—	(6,873,967)	—
Less capitalized refined products	(185,416)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets	(22,340,194)	—	—	(2,786,573)	(118,908,083)	(5,031,971)	(11,719,583)	(424,849)	—
Less equity method for unrealized profits	(1,013,007)	(7,875,389)	79,408	—	—	(3,085,135)	(3,825,185)	(1,731,228)	—
Less amortization of capitalized interest	89,234	8,122	—	—	—	—	—	—	—

Total consolidated assets	Ps.2,096,035,828	1,092,047,012	705,888	24,903,284	177,566,508	8,781,224	23,130,614	146,538,277	2,256,605,574

Liabilities:
By segment	Ps.2,378,540,844	1,305,095,020	1,062,118	12,951,275	24,454,819	3,868,645	1,957,497	78,635,650	3,445,505,922
Less unrealized intersegment profit	—	(4,419,930)	—	578,799	—	—	—	480,997	—

Total consolidated liabilities	Ps.2,378,540,844	1,300,675,090	1,062,118	13,530,074	24,454,819	3,868,645	1,957,497	79,116,647	3,445,505,922

As of/for the period ended September 30, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps. 440,328,135	550,788,601	—	5,220,588	63,510,759	3,689,556	13,207,657	550,374,372	56,006,630
Less unrealized intersegment profit	—	(845,023)	—	—	—	—	—	(54,392)	—

Total consolidated sales	Ps. 440,328,135	549,943,578	—	5,220,588	63,510,759	3,689,556	13,207,657	550,319,980	56,006,630

Operating income (loss):
By segment	Ps. 251,366,921	(106,133,489)	(38,205)	2,142,178	17,923,752	(578,149)	1,752,266	16,070,571	11,889,502
Less unrealized intersegment profit	—	(845,023)	—	—	—	—	—	(54,392)	—
Less unrealized profit due to production cost valuation of inventory	(627,815)	(6,767,353)	—	—	—	—	(2,163)	(382,514)	—
Less capitalized refined products	(1,229,165)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest	89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets	—	—	—	474,993	4,931,802	268,098	2,473,287	—	—

Total consolidated operating income (loss)	Ps. 249,599,177	(113,745,865)	(38,205)	2,617,171	22,855,554	(310,051)	4,223,390	15,633,665	11,889,502

Net income (loss):
By segment	Ps. (151,911,151)	(110,311,208)	(215,082)	342,933	11,981,997	3,140,706	932,687	10,068,818	(258,921,174)
Less unrealized intersegment profit	—	(845,023)	—	—	—	—	—	(54,392)	—
Less unrealized profit due to production cost valuation of inventory	(627,815)	(6,767,353)	—	—	—	—	(2,163)	(382,514)	—
Less capitalized refined products	(1,229,165)	—	—	—	—	—	—	—	—
Less equity method elimination	4,179	(916,401)	168,911	—	—	(3,743,092)	563,399	—	—
Less amortization of capitalized interest	89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets	—	—	—	474,993	4,931,802	268,098	2,473,287	—	—

Total consolidated net (loss) income	Ps. (153,674,716)	(118,839,985)	(46,171)	817,926	16,913,799	(334,288)	3,967,210	9,631,912	(258,921,174)

Assets: By segment	Ps.1,945,469,475	1,354,394,859	282,361	29,224,114	286,475,880	21,215,404	46,359,074	150,794,807	2,006,981,998
Less unrealized intersegment profit	53,481	(4,347,925)	—	—	—	—	(5,304)	(347,929)	—
Less unrealized profit due to production cost valuation of inventory	(23,704,561)	(32,032,298)	—	—	—	—	—	(6,237,854)	—
Less capitalized refined products	(1,229,165)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets	89,235	—	—	—	—	—	—	—	—
Less equity method for unrealized profits	(52,349)	—	—	(3,482,255)	(138,205,614)	(6,295,311)	(15,817,680)	—	—
Less amortization of capitalized interest	(744,466)	(4,527,992)	(220,464)	—	—	(5,849,975)	(3,871,417)	—	—

Total consolidated assets	Ps.1,884,775,924	1,062,181,778	573,543	35,477,331	127,958,542	31,561,925	24,582,382	128,655,940	1,826,455,857

Liabilities:
By segment	Ps.2,366,171,093	1,601,266,077	343,823	14,437,271	37,035,608	1,241,134	2,708,554	79,959,795	3,383,658,998
Less unrealized intersegment profit	—	—	—	—	—	—	—	625,722	—

Total consolidated liabilities	Ps.2,366,171,093	1,601,266,077	343,823	14,437,271	37,035,608	1,241,134	2,708,554	80,585,517	3,383,658,998

As of the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets: By segment	Ps.2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment profit	483,230	(4,158,101)	—	—	—	—	(5,304)	(332,529)	—
Less unrealized profit due to production cost valuation of inventory	(3,246,782)	(33,361,438)	—	—	—	—	—	(5,688,341)	—
Less capitalized refined products	(1,661,986)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets	(20,585,300)	—	—	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	—
Less equity method for unrealized profits	(742,055)	(7,293,447)	(36,718)	—	—	4,435,288	(4,308,877)	(8,960,344)	—
Less amortization of capitalized interest	118,981	—	—	—	—	—	—	(424,198)	—

Total consolidated assets	Ps.2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145

Liabilities:
By segment	Ps.2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment profit	—	(4,419,930)	—	395,855	—	—	—	1,493,766	—

Total consolidated liabilities	Ps.2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of September 30, 2017 and December 31, 2016, cash and cash equivalents were as follows:

a. Cash, Cash Equivalents

	September 30, 2017	December 31, 2016
Cash on hand and in banks(i)	Ps. 66,065,252	Ps. 71,430,427
Highly liquid investments(ii)	80,057,308	92,102,086

	Ps. 146,122,560	Ps. 163,532,513

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term government investments .

b. Restricted Cash

	September 30, 2017	December 31, 2016
Restricted cash	Ps. —	Ps. 10,478,626

Restricted cash as of December 31, 2016 was primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 (Ps. 9,624,804 including accrued income interest) as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). On April 6, 2017, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435,000 plus the applicable value-added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York.

On December 31, 2016, PMI HBV made deposits of U.S. $41,319, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. (“Repsol”) shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of September 30, 2017 there is not restricted cash due to the increase in the value of Repsol’s shares.

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of September 30, 2017 and December 31, 2016, accounts receivable and other receivables were as follows:

	September 30, 2017	December 31, 2016
Domestic customers, net	Ps. 54,502,466	Ps. 41,884,579
Export customers, net	36,382,095	34,859,341
Sundry debtors	33,279,184	18,736,922
Prepaid taxes	12,306,854	29,361,303
Employees and officers	6,151,210	6,054,251
Advances to suppliers	8,452	2,246,437
Insurance claims	1,303,171	38,497
Other accounts receivable	932,632	39,197

	Ps. 144,866,064	Ps. 133,220,527

NOTE 8. INVENTORIES, NET

As of September 30, 2017 and December 31, 2016, inventories were as follows:

	September 30, 2017		December 31, 2016
Refined and petrochemicals products	Ps.	25,713,722	Ps.	21,534,846
Crude oil		13,846,246		11,391,310
Products in transit		13,974,349		7,735,163
Materials and products in stock		3,999,007		4,721,834
Materials in transit		7,125		419,547
Gas and condensate products		75,206		89,360

	Ps.	57,615,655	Ps.	45,892,060

NOTE 9. HELD—FOR—SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, and, on December 31, 2016 and September 30, 2017, these fixed assets were reclassified as held-for-sale non-financial assets at book value of Ps. 2,714,432 and Ps. 7,460,674, respectively.

As of September 30, 3017, Held – for – sale non – financial assets are as follows:

Fields		2017
22	Not-requested but temporarily assigned fields	Ps. 2,642,458
3	Not-requested and unassigned fields	71,974

		Ps. 2,714,432

NOTE 10. AVAILABLE—FOR—SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2016, PMI HBV had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol’s share capital.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

On January 15, 2016, PMI HBV received 942,015 new Repsol shares as an in-kind dividend that was declared on December 31, 2015.

Since the 1,497,562 new Repsol shares received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556, as of December 2016. These shares were sold in January 2017, amounting to Ps. 684,030.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend on January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016. These shares were sold in January 2017.

On June 7, 2017, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 609,539 new Repsol shares as an in-kind dividend on July 13, 2017, valued at Ps. 180,729. This amount was recognized as an account receivable.

As of September 30, 2017 and December 31, 2016, the investments in 21,333,870 shares of Repsol held by PMI HBV were valued at Ps. 7,133,513 and Ps. 6,027,540, respectively. These shares are presented under non-current assets. As of September 30, 2017 and December 31, 2016, the effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 2,757,888 and Ps. 207,817, respectively.

As of September 30, 2017 and December 31, 2016, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.40% and 1.52% respectively, of Repsol’s total shares.

NOTE 11. INVESTMENTS IN JOINT VENTURES, ASSOCIATES AND OTHER

The investments in joint ventures, associates and other as of September 30, 2017 and December 31, 2016, were as follows:

	September 30, 2017		December 31, 2016
Investments in joint ventures and associates	Ps.	15,373,089	Ps.	20,737,509
Other investments		2,417,123		2,417,123

Investments in joint ventures, associates and other	Ps.	17,790,212	Ps.	23,154,632

a.	Investments in joint ventures, associates:

			Percentage of investment	September 30, 2017		December 31, 2016
Deer Park Refining Limited			49.99%	Ps.	12,298,812	Ps.	14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i	)	44.09%		921,475		4,309,050
Sierrita Gas Pipeline LLC			35.00%		1,038,354		1,112,338
Frontera Brownsville, LLC.			50.00%		438,385		478,414
Texas Frontera, LLC.			50.00%		217,214		260,828
CH 4 Energía, S.A.			50.00%		212,618		194,868
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.			40.00%		79,841		139,523
PMV Minera, S.A. de C.V.			44.09%		40,899		61,779
Other investments in joint ventures and associates			Varios		125,491		141,325

Total investments in joint ventures and associates				Ps.	15,373,089	Ps.	20,737,509

(i)	On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.

b.	Other investments:

			Percentage of investment	September 30, 2017		December 31, 2016
TAG Norte Holding, S. de R. L. de C. V.	(ii	)	5.00%	Ps.	1,909,527	Ps.	1,909,527
TAG Pipelines Sur, S. de R. L. de C. V.	(ii	)	5.00%		507,596		507,596

Total other investments				Ps.	2,417,123	Ps.	2,417,123

(ii)	As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R.L. de C.V. and TAG Pipelines Sur, S. de R.L. de C.V., PEMEX valued these investments at fair value with annual updates. The difference between the fair value at the end of the period and the book value amounted to Ps.1,763,759. As of December 31, 2016, the fair value was higher than the book value.

Share of profit (loss) in joint ventures, associates and other, net:

			September 30,
			2017		2016
Deer Park Refining Limited			Ps.	(67,905)	Ps.	1,025,970
Ductos y Energéticos del Norte, S.A. de C.V.				—		—
Sierrita Pipeline, LLC.				76,095		72,003
PMV Minera, S.A. de C.V.				5,615		—
Petroquímica Mexicana de Vinilo, S. A. de C. V.				53,378		(459,898)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.				(59,682)		4,062
Compañía Mexicana de Exploraciones, S. A. de C. V.	(iii	)		—		(45,732)
CH4 Energía S.A. de C.V.				17,749		6,643
Other, net				86,818		130,510

Share of profit (loss) in joint ventures, associates and other, net			Ps.	112,068	Ps.	733,558

(iii)	Beginning July 1, 2016, this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016, this Company was accounted for as an investment in an associate under the equity method (see Note 3-a).

Additional information about the significant investments in associates and other is presented below:

•	Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•	Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (“Mexicana de Vinilo”). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•	TAG Norte Holding, S. de R. L. de C. V. This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (ii) to the table above.

•	Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

•	TAG Pipelines Sur, S. de R. L. de C. V. This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (ii) to the table above.

•	Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (“TransMontaigne”) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•	Texas Frontera, LLC. This company was created July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (“Magellan”) and, together, they are responsible for the results of this investment. As of December 31, 2016, the company has seven tanks with 120,000 barrels of capacity each. This joint venture is recorded under the equity method.

•	CH4 Energía, S.A. This company was created on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of natural gas, such as transportation and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•	Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was created on August 12, 1999. Its primary activities are the use of water and land in port areas in Mexico’s public domain, including related port services, and the operation, use and development of building sites. This investment is recorded under the equity method.

•	PMV Minera, S.A. de C.V. This company was created on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•	Gasoductos de Chihuahua, S. de R.L. de C.V. On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

•	Compañía Mexicana de Exploraciones S.A. de C.V., (“COMESA”). COMESA was founded on November 12, 1968 to support PEMEX’s exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA’s principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted for under the equity method. Beginning on July 1, 2016, this company was included in the consolidation.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2016	Ps.	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	—	630,878	2,807,149,644
Acquisitions		20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	—	155,735,343
Reclassifications		150,817	—	(1,268,887)	8,649,686	(6,610,184)	—	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Transfers		15,943,630	—	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	—	—	—	—
Impairment		81,135,967	—	31,967,407	198,974,994	—	35,640,491	438,979	8,743	(16,852,238)	—	—	—	331,314,343
Disposals		(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)

Balances as of December 31, 2016	Ps.	758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	3,268,797,613
Acquisitions		5,857,722	403,279	2,570,752	11,090,787	111,028	3,999,960	168,056	(69,324)	27,531,468	7,408	—	—	51,671,136
Reclassifications		75,792	—	(70,776)	—	(8,620)	—	(160,231)	(20,836)	(21,928)	(2,439)	—	32,576	(176,462)
Transfers		32,628,886	—	11,267,963	29,650,373	823,194	8,677,765	26,426	3,691,340	(86,821,513)	—	—	55,566	—
Impairment		5,974,837	(1,180,513)	2,849,062	(42,871,094)	—	—	—	—	(1,253,643)	—	—	—	(36,481,351)
Disposals		(8,761,731)	(241,488)	(7,499,611)	—	(248,011)	—	(599,691)	(321,330)	(1,592,949)	(202,457)	—	(37,029)	(19,504,297)

Balances as of September 30, 2017	Ps.	794,221,616	22,250,394	469,262,818	1,316,692,983	63,420,624	335,381,930	50,181,247	22,722,695	145,255,583	44,374,130	—	542,619	3,264,306,639
Accumulated depreciation and amortization
Balances as of January 1, 2016	Ps.	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	—	—	—	—	(1,462,666,013)
Depreciation and amortization		(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	—	—	—	—	(150,439,491)
Reclassifications		(10,521)	—	(166,632)	(3,077)	(108,718)	—	166,914	454,492	—	—	—	—	332,458
Disposals		5,826,891	—	2,286,691	—	492,557	—	2,560,988	550,554	—	—	—	—	11,717,681

Balances as of December 31, 2016	Ps.	(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	(1,601,055,365)
Depreciation and amortization		(34,204,331)	(1,602,991)	(11,229,695)	(48,649,770)	(1,365,131)	(9,891,428)	(2,192,545)	(807,186)	—	—	—	—	(109,943,077)
Reclassifications		30,842	—	(5,510)	—	(9,306)	—	146,649	13,788	—	—	—	—	176,463
Disposals		8,038,689	127,458	7,311,304	—	10,078	—	516,424	107,389	—	—	—	—	16,111,342

Balances as of September 30, 2017		(386,151,779)	(4,418,108)	(156,289,128)	(899,186,524)	(40,488,990)	(163,053,198)	(38,520,138)	(6,602,772)	—	—	—	—	(1,694,710,637)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2016	Ps.	398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	—	491,506	1,667,742,248

Wells, pipelines, properties, plant and equipment—net as of September 30, 2017	Ps.	408,069,837	17,832,286	312,973,690	417,506,459	22,931,634	172,328,732	11,661,109	16,119,923	145,255,583	44,374,130	—	542,619	1,569,596,002

Depreciation rates		3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives		20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

a.	The financing costs for the nine-month periods ended September 30, 2017 and 2016 identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps. 2,552,978 and Ps. 2,937,578, respectively.

b.	The combined depreciation of fixed assets and amortization of wells as of September 30, 2017 and 2016, recognized in operating costs and expenses, was Ps. 109,943,077, and Ps. 93,223,060, respectively, which includes costs related to plugging and abandonment of wells as of September 30, 2017 and 2016 of Ps. 646,273 and Ps. 1,310,889, respectively.

c.	As of September 30, 2017 and December 31, 2016, provisions relating to future plugging of wells costs amounted to Ps. 59,043,700 and Ps. 64,967,710, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

d.	As of September 30, 2017, PEMEX recognized a net impairment of Ps. 36,481,351, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	Impairment		Reversal of impairment		Net Impairment / (Reversal of impairment)
Pemex Exploration and Production		41,275,674		—		41,275,674
Pemex Industrial Transformation		—		(5,974,838)		(5,974,838)
Pemex drilling and services		1,180,515		—		1,180,515

Total	Ps.	42,456,189	Ps.	(5,974,838)	Ps.	36,481,351

Cash Generating Unit of Pemex Exploration and Production

The impairment recognized by Pemex Exploration and Production in the amount of Ps. 41,275,674, was mainly due to (i) insufficient cash flows to cover recovery costs for the Cantarell, Antonio J. Bermúdez, Tsimin Xux, Burgos, Macuspana, Lakach and Crudo Ligero Marino projects, resulting from the appreciation of the Mexican peso against the U.S. dollar by 11.9%, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 18.1979 to U.S. $1.00 as of September 30, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report; (ii) an increase in the discount rate of 1.9% from 14.36% as of December 31, 2016 to 14.63% as of September 30, 2017; (iii) a decrease in the crude oil price of 8.2% from 60.24 USD/bl as of December 31, 2016 to 55.33 USD/bl as of September 30, 2017; and (iv) decrease in the proved reserve of 7.6% due to the production of the period.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	55.33 U.S. dollars/bl
Average gas price	4.84 U.S. dollars/mpc
Average condensates price	36.95 U.S. dollars/bl
Discount rate	14.63% annually

The total forecast production, calculated with a horizon of 25 years is 7,299 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of September 30, 2017, Industrial Transformation recognized a reversal of impairment of Ps. 5,974,838.

The reversal of impairment was in the following cash generating units:

Minatitlán refinery	Ps.	2,175,047
Cangrejera Petrochemical Center		3,565,355
Independencia Petrochemical Center		112,292
Arenque gas processor complex		57,039
Matapionche gas processor complex		65,105

	Ps.	5,974,838

The reversal of impairment was mainly due to (i) an increase in the quota in the sale prices of the products from transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product; (iii) an increase in prices arising from the price liberalization in 2017; (iv) a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 2.7% and 3.0%, respectively; (v) an improvement of refining margins as of September 30, 2017, resulting from the decrease in the reference price of gasoline, which is the basis for the projected cash flows, decrease in purchase prices was approximately 12% and decrease in sales prices was approximately 8%; and (vi) an increase in the useful life of refineries, mainly due to the capitalization of four plants; these plants were acquired to improve the quality of gasolines with lower Sulphur content.

The cash flows are determined in U.S. dollars because the long-term reference prices of products manufactured by process centers are commodities valued at market value primarily in the U.S. market.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

Cash generating unit
	Refining	Gas	Petrochemicals
Average crude oil Price	57.90 U.S. dollars	N.A.	N.A.
Processed volume	1,162 mbd	3,027 mmpcd of sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	$18.1979 mxp/usd	$18.1979 mxp/usd	$18.1979 mxp/usd
Useful lives of the cash generating units	Average of 18 years	Average of 10 years	Average of 6 years
Discount rate	12.09%	10.43%	9.98% annually
Period	2018-2043	2018-2029	2016-2024
N.A. Not applicable

Cash generating unit of refining

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2017, the value in use for the reversal of impairment of fixed assets were as follows:.

Minatitlan refinery	Ps. 49,839,705
Cangrejera petroquimical center	18,451,849
Independencia petroquimiccal center	2,400,794
Arenque gas processing center	1,342,445
Matapionche gas processing center	1,138,734

Total	Ps. 73,173,527

Cash generating unit of Pemex drilling and services

The cash generating units of PEMEX’s drilling and services segment are the marine and land drilling equipment and the service units of wells, which are used to provide services and equipment rental for the drilling, finishing and repairing of wells.

The recoverable amount of assets is based on each asset’s value in use. Income services were considered to determine cash flows. The value in use of assets which presented impairment as of September 30, 2017 amounted to Ps. 14,244,655. Cash flow projections were considered for a period of 5 years. Discount rate was 10.65%.

For the period ended on September 30, 2017, Ps. 1,180,515 was included as impairment of fixed assets as a result of cash generating units above-mentioned.

e.	As of September 30, 2017 and December 31, 2016, certain fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 2,714,432 and Ps. 7,460,674, respectively (see Note 9).

NOTE 13. INTANGIBLE ASSETS

As of September 30, 2017 and December 31, 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 5,291,002 and Ps. 8,639,242, respectively, as follows:

	September 30, 2017		December 31, 2016
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	8,639,242	Ps.	14,304,961
Additions to construction in progress		13,262,074		20,526,300
Transfers against expenses		(2,695,236)		(9,798,246)
Transfers against fixed assets		(13,915,078)		(16,393,773)

Balance at the end of period	Ps.	5,291,002	Ps.	8,639,242

In addition, as of September 30, 2017 and December 31, 2016, PEMEX recognized expenses related to unsuccessful wells of Ps. 1,563,123 and Ps. 19,307,838, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of September 30, 2017 and December 31, 2016, the balance of long-term notes receivable was as follows:

	September 30, 2017		December 31, 2016
Promissory notes issued by the Mexican Government	Ps.	144,924,020	Ps.	140,578,871
Other long-term notes receivable (1)		7,704,804		8,028,731

Total long-term notes receivable	Ps.	152,628,824	Ps.	148,607,602

(1)	Primarily CENAGAS.

Promissory notes issued by the Mexican Government

	September 30, 2017		December 31, 2016
Total promissory notes	Ps.	147,417,104	Ps.	142,124,620
Less: current portion of notes receivable (2)		2,493,084		1,545,749

Long-term promissory notes	Ps.	144,924,020	Ps.	140,578,871

(2)	The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume some of the liabilities related to PEMEX’s employee benefits. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of December 31, 2016, these promissory notes at discount value amounted to Ps. 142,124,620. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.65% to 7.03% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value) as of September 30, 2017
1	2018	4.65%	Ps.	2,493,084
1	2019	5.14%		3,534,721
1	2020	5.39%		4,362,397
1	2021	5.57%		5,165,986
1	2022	5.74%		5,722,248
5	2023 to 2027	5.87% to 6.32%		33,684,889
5	2028 to 2032	6.47% to 6.81%		34,760,037
5	2033 to 2037	6.85% to 7.03%		32,231,879
5	2038 to 2042	7.02% to 6.94%		25,461,863

	Total promissory notes			147,417,104
	Less: current portion			2,493,084

	Long-term notes receivable		Ps.	144,924,020

From January to September 2017, PEMEX recognized Ps. 6,854,771 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

b. Other assets

As of September 30, 2017 and December 31, 2016, the balance of other assets was as follows:

	September 30, 2017	December 31, 2016
Payments in advance	Ps.8,056,610	Ps.2,558,767
Other	6,875,089	6,953,878

	Ps.14,931,699	Ps.9,512,645

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2017, PEMEX participated in the following financing activities:

•	On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three tranches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000, non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%. The bilateral credit line is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On May 15, 2017, Petróleos Mexicanos entered into a simple credit line that amounted to U.S. $400,000 at a floating interest rate with 165 basis points, due May 2020 and was used in two tranches of U.S. $200,000 (on May 24, 2017 and July 14, 2017, respectively). The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $72,000,000 to U.S. $92,000,000.

•	On July 18, 2017, Petróleos Mexicanos issued under its U.S.$92,000,000 Medium-Term Notes Program, Series C: (i) U.S. $2,500,000 of its 6.50% Notes due 2027; and (ii) U.S. $2,500,000 of its 6.75% Bonds due 2047. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On July 17, 2017, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,950,000 and matures in 2020.

•	On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485, aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374, aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591 aggregate principal amount of its outstanding 3.125% Notes due 2019.

•	From January 1 to September 30, 2017, PMI HBV obtained U.S. $9,868,000 in financing from its revolving credit line and repaid U.S. $9,518,000. As of September 30, 2017, the outstanding amount under this revolving credit line was U.S. $350,000.

•	As of September 30, 2017, Petróleos Mexicanos had U.S. $6,700,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $5,400,000 and Ps. 23,500,000, respectively.

As of September 30, 2017, PEMEX used the following exchange rates:

	September 30, 2017		December 31, 2016

U.S. dollar	Ps.	18.1979	Ps.	20.6640
Japanese yen		0.1618		0.1772
Pound sterling		24.4634		25.3051
Euro		21.4480		21.6724
Swiss francs		18.7471		20.1974
Australian dollar		13.6699		14.2853

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

a)	Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of September 30, 2017 and December 31, 2016:

	Fair value hierarchy						Total as of September 30,
	Level 1		Level 2		Level 3		2017
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	20,044,736	Ps.	—	Ps.	20,044,736
Available-for-sale financial assets		7,133,513		—		—		7,133,513
Other investments (see Note 11 b.)		—		2,417,123		—		2,417,123
Financial Liabilities:
Derivative financial instruments		—		(11,437,807)		—		(11,437,807)

	Fair value hierarchy			Total as of December 31,
	Level 1	Level 2	Level 3	2016
Financial Assets:
Derivative financial instruments	Ps. —	Ps. 4,857,470	Ps. —	Ps. 4,857,470
Available-for-sale financial assets	6,463,096	—	—	6,463,096
Other investments (see Note 11 b.)	—	2,417,123	—	2,417,123
Financial Liabilities:
Derivative financial instruments	—	(30,867,956)	—	(30,867,956)

b)	Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP).

PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

c)	Accounting treatment and DFIs’ impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of September 30, 2017 and December 31, 2016, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 8,606,929 and Ps. (26,010,486), respectively. As of September 30, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income—net” line item.

For the periods ended September 30, 2017 and 2016, PEMEX recognized a net gain of Ps. 24,982,148 and Ps. 2,843,228, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of September 30, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of September 30, 2017 and December 31, 2016, the provisions for sundry creditors and others is as follows:

	September 30, 2017		December 31, 2016
Provision for plugging of wells (Note 12)	Ps.	59,043,700	Ps.	64,967,710
Provision for litigation and claims in process (Note 18)		5,735,367		15,119,692
Provision for environmental costs		9,469,655		8,230,476

	Ps.	74,248,722	Ps.	88,317,878

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated interim financial statements. As of September 30, 2017 and December 31, 2016, PEMEX has accrued a provision of Ps. 5,735,367 and Ps.15,119,692, respectively, for these contingent liabilities. As of September 30, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•	On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued.

•	In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with a public work agreement executed between them. The trial is in the evidentiary stage.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution and responded to the amended claim on February 17, 2017. The trial is in the evidentiary stage. The appointment of an independent expert related to environmental issues is still pending. A final judgment is still pending.

•	On July 8, 2011, Pemex-exploration and production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera la Norma, S.A., against the director general of Petróleos Mexicanos and the director general of Pemex-exploration and production before the Segunda Sala regional hidalgo-México (hidalgo-México second regional court) of the tax and administrative federal court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation about the cancellation of its alleged petroleum rights concessions and damages for up to ps. 1,552,730. On august 20, 2014, the proceeding was sent to the Segunda Sección de la Sala superior (second section of the superior court) of the tax and administrative federal court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the second regional court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a falseness motion was filed questioning a signature filed. Evidence by the plaintiff against this motion is still pending. A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSEQUENT EVENTS

As of January 26, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 18.5178 per U.S. dollar, which represents a 1.8% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2017, which was Ps. 18.1979 per U.S. dollar.

As of January 26, 2018, the weighted average price of the crude oil exported by PEMEX was U.S. $59.75 per barrel. This represents a price increase of approximately 21.9% as compared to the average price as of September 30, 2017, which was U.S. $49.02 per barrel.

On October 26, 2017 PMI HBV sold the 21,333,870 Repsol shares maintained as an available-for-sale financial asset. The shares were sold at €15.465 per share, receiving the 90% as in advance payment and the rest 10% will be received considering the average price of the share at the date of placement, with a deadline of December 8, 2017.

During the period from October 1, 2017 to January 26, 2018, PEMEX participated in the following financing activities:

•	On November 16, 2017, Petróleos Mexicanos issued £450,000 of its 3.750% Notes due 2025 under its U.S. $92,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

During the period from October 1, 2017 to January 26, 2018, PMI HBV obtained U.S. $6,405,000 in financing from its revolving credit lines and repaid U.S. $5,755,000. As of September 30, 2017, the outstanding amount under these revolving credit lines was U.S. $350,000. As of January 26, 2018, the outstanding amount under these revolving credit lines was U.S. $1,000,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

	By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Date: February 1, 2018		Associate Managing Director of Finance

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.